Exhibit 99.1

Execution Version

YAMANA GOLD INC.
as Borrower

and

THE BANK OF NOVA SCOTIA
as Joint-Lead Arranger, Joint Bookrunner and Administrative Agent

and

THE ROYAL BANK OF SCOTLAND, N.V. (CANADA) BRANCH
as Syndication Agent

and

RBS SECURITIES INC.
as Joint Lead Arranger and Joint Bookrunner

and

BNP PARIBAS (CANADA), BANK OF AMERICA, N.A., CANADA BRANCH,
CANADIAN IMPERIAL BANK OF COMMERCE and ROYAL BANK OF CANADA
as Co-Documentation Agents

and

THE BANK OF NOVA SCOTIA, THE ROYAL BANK OF SCOTLAND, N.V. (CANADA) BRANCH,
EXPORT DEVELOPMENT CANADA, BNP PARIBAS (CANADA),
BANK OF AMERICA N.A. (CANADA BRANCH), ROYAL BANK OF CANADA,
CANADIAN IMPERIAL BANK OF COMMERCE, BANK OF TOKYO-MITSUBISHI UFJ (CANADA),
BARCLAYS BANK PLC, CREDIT SUISSE AG, TORONTO BRANCH, NATIONAL BANK OF CANADA,
SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), MORGAN STANLEY BANK, N.A.
THE TORONTO-DOMINION BANK and CITIBANK, N.A., CANADIAN BRANCH
as Lenders

AMENDED AND RESTATED CREDIT AGREEMENT

February 29, 2012

Fasken Martineau DuMoulin LLP
Toronto, Ontario

i

(continued)

(continued)

(continued)

Page

SCHEDULE A	LENDERS AND INDIVIDUAL COMMITMENTS

SCHEDULE B	COMPLIANCE CERTIFICATE

SCHEDULE C	FORM OF ASSIGNMENT

SCHEDULE D	FORM OF DRAWDOWN NOTICE

SCHEDULE E	FORM OF ROLLOVER NOTICE

SCHEDULE F	FORM OF CONVERSION NOTICE

SCHEDULE G	CORPORATE CHART

SCHEDULE H	APPLICABLE RATES

SCHEDULE I	FORM OF ACCORDION AGREEMENT

AMENDED AND RESTATED CREDIT AGREEMENT dated as of February 29, 2012 among Yamana Gold Inc., a corporation continued under the laws of Canada (the “Borrower”), the lending institutions from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and The Bank of Nova Scotia, as Administrative Agent;

WHEREAS pursuant to a credit agreement made as of December 16, 2009 between the Borrower, the Administrative Agent and the lenders party thereto (as amended to the date hereof, the “Existing Credit Agreement”) such lenders established the Credit Facility (for the purposes of this recital only, as defined in the Existing Credit Agreement);

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement as follows:

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. dollars.

“Accordion Agreement” means an agreement in the form of Schedule I (or in such other form to substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrower, an Accordion Lender and the Administrative Agent pursuant to Section 2.5(c).

“Accordion Lender” means a Lender or a proposed new Lender that has agreed to accept an Individual Commitment with respect to the Credit Facility designated in an Accordion Notice delivered to the Administrative Agent pursuant to and in accordance with Section 2.5(a).

“Accordion Notice” shall have the meaning ascribed thereto in Section 2.5(a).

“Acquisition” means:

(a)                                  if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition; or

(b)                                 if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Additional Guarantor” means any direct or indirect Subsidiary of the Borrower which has become a Guarantor pursuant to Section 11.1(u).

“Adjusted Revenues” means, for any Fiscal Year, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as revenues of the Borrower less revenues attributable to the (i) Agua Rica Project Owners and (ii) each After-Acquired Material Subsidiary, with such revenues of the Borrower adjusted to include, in the event of an acquisition by the Borrower (directly or indirectly) of a mining project or related business during such Fiscal Year, the revenue attributable to the entity that owns the acquired mining project or related business, in the case of an acquisition of Shares, or to the mining project or related business, in the case of an acquisition of assets, in each case for the immediately preceding four Fiscal Quarters, as referenced to historical audited financial statements (or if not available, financial statements which have been reviewed by a nationally recognized accounting firm) and to exclude, in the event of a divestiture by the Borrower (directly or indirectly) of a mining project or related business during such Fiscal Year, the revenue attributable to the entity sold, in the case of a divestiture of Shares or to the mining project or related business in the case of a divestiture of assets, in each case for the immediately preceding four Fiscal Quarters.  The revenue of MASA for the Fiscal Year ending December 31, 2009 shall, for the purpose of calculating Adjusted Revenues and all other purposes of this agreement, be deemed to equal the aggregate revenue of MASA for the Fiscal Quarters ending September 30, 2009 and December 31, 2009 multiplied by two.

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a Canadian chartered bank.

“After-Acquired Material Subsidiary” means, at any particular time, a Material Subsidiary acquired directly or indirectly by the Borrower pursuant to a Permitted Acquisition that has Permitted Pre-Existing Acquisition Indebtedness the terms of which prohibit such Subsidiary from providing a Guarantee.  For certainty, such a Material Subsidiary shall cease to be an After-Acquired Material Subsidiary once the aforesaid contractual provisions cease to prohibit the provision of a Guarantee.

“Agent Fee Letter” means the agent fee letter dated October 27, 2009 between the Borrower and The Bank of Nova Scotia, as the same may be amended, modified, supplemented or replaced from time to time.

“Agua Rica Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Companies which assets are used or intended for use in or forming part of the project for the development of the copper, molybdenum, gold porphyry deposit with a polymetallic epithermal overprint that is located 25 km north of the town of Andalgalá in the province of Catamarca, Argentina and the Orion del Sur project which is an early-stage exploration project (at the date hereof owned by Orion del Sur S.A., which in turn is owned by the Agua Rica Project Owners) which owns the Neuquen project consisting of 327,950 hectares of mineral rights related to sediment-hosted copper deposits.

“Agua Rica Project Owner” means a Subsidiary of the Borrower whose only assets consist of direct or indirect ownership interests or Investments in the Agua Rica Project or another Agua Rica Project Owner.

“Alternate Base Rate Canada” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the Base Rate Canada at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum.

“Applicable Rate” means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans or the rate used to calculate standby fees pursuant to Section 7.5, in each case by reference to the range in which the Leverage Ratio for the second immediately preceding Fiscal Quarter falls as set forth in Schedule H hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.6, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to LIBOR Loans outstanding on such dates, but only for those portions of applicable Interest Periods falling within those times during which the changes in the Applicable Rate are effective, as provided above. The Applicable Rate up to and including the last day of the Fiscal Quarter ending June 30, 2012 shall be set at Level V.

“Amancaya Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Companies which assets are used or intended for use in or forming part of the project for the development of the exploration stage project located 120 kilometers southwest of the Borrower’s El Peñón mining operations in the Atacama Desert of northern Chile, and at the date hereof is directly owned by Minera Meridian.

“Approval” means an approval, authorization, license, permit, consent, filing or registration granted by, or made with, any Official Body or any other Person having legal or regulatory jurisdiction.

“Available Credit” means, at any particular time, the amount, if any, by which the amount of the Credit Facility at such time exceeds the amount of credit outstanding under the Credit Facility at such time.

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario and New York, New York and (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in London, England and on which transactions can be carried on in the London interbank market.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 or 366 days, as the case may be.

“Base Rate Canada Loan” means monies lent by the Lenders to the Borrower hereunder in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Borrower Guarantee” means the guarantee to be entered into by the Borrower in favour of the Administrative Agent, in form and substance satisfactory to the Administrative Agent and as the same may be amended, modified, supplemented or replaced from time to time, and pursuant to which the Borrower shall guarantee all of the Obligations  of the other Obligors.

“Branch of Account” means the Toronto main branch of the Administrative Agent located at Scotia Plaza, 40 King Street West, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

“Caiamar Project” means collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Borrower and its Subsidiaries which assets are used or intended for use in or forming part of the project for the development of the exploration stage project that is located in the northern portion of a regional Shear Zone in the Guarinos Greenstone Belt  in Brazil, which is 38 kilometres from the Borrower’s Pilar project and just east of the Crixas Greenstone Belt, and at the date hereof is directly owned by MMIC.

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

“Capital Reorganization” means any change in the issued and outstanding Shares of a Subject Entity.

“Cash” means, at any particular time, the aggregate of cash and Cash Equivalents of the Borrower determined on a consolidated basis (but excluding the cash and Cash Equivalents of the Agua Rica Project Owners and any Cash referenced to in the last sentence of the definition of Indebtedness) at such time.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the government of any Permitted Jurisdictions or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank (A) incorporated in Canada or the United States having capital and surplus in excess of U.S.$500,000,000 or the Exchange Equivalent thereof ; or (B) having a long term credit rating of A- by S&P or the equivalent thereof by a comparable rating agency; (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated A-1 low by S&P or the equivalent thereof by Moody’s or Dominion Bond Rating Service and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state or province of either Canada or the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s, S&P or Dominion Bond Rating Service with maturities of 24 months or less from the date of acquisition.

“Change of Control in the Borrower” means the power of one Person or of more than one Person acting jointly and in concert to, directly or indirectly, (i) vote more than 50% of the Shares in the Borrower; (ii) direct, or cause the direction of, management, business or policies of the Borrower, whether through the ability to exercise voting power, by contract or otherwise; or (iii) elect, or appoint, a majority of the directors of the Borrower.

“Code” shall have the meaning ascribed thereto in Section 11.1(v).

“Companies” means, the Obligors and all other Subsidiaries of the Borrower, other than the Inactive Subsidiaries and the Agua Rica Project Owners, and “Company” means any of the Companies.

“Contaminant” means any contaminant, as defined by the EPA.

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person, of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.2.

“Corporate Reorganization” means any change in the legal existence of any Subject Entity (other than a Capital Reorganization) including by way of amalgamation, merger, winding up, continuance or plan of arrangement.

“Credit Documents” means this agreement, the Fee Letters, the Borrower Guarantee, the Guarantees, the Guarantee Confirmations and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document, but specifically excluding any Syndicate Risk Management Agreements.

“Credit Excess” means, as at a particular date, the amount, if any, by which the aggregate amount of credit outstanding under the Credit Facility as at the close of business on such date exceeds the amount of the Credit Facility as at the close of business on such date.

“Credit Facility” means the revolving credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1.

“Debt Facility” means the Notes and any other credit facility, indenture, note purchase agreement, credit agreement, loan agreement or similar agreement providing for extensions of credit of at least U.S.$75,000,000 (or its equivalent in any other currency) for all purposes under this agreement, in each case as in effect from time to time among any Subject Entity and any lender or group of lenders.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Designated Account” means, with respect to transactions in United States dollars, the account of the Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.

“Distribution” means:

(a)                                  the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower;

(b)                                 the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or  exercised for Shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c)                                  the payment of interest or the repayment of principal with respect to any Indebtedness of the Borrower which is subordinated to the Indebtedness of the Borrower under the Finance Documents.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any period, on a consolidated basis, an amount equal to the Borrower’s revenue from the sale of product from mines,

minus:

(a)                                  cost of sales excluding depreciation, depletion and amortization for such period;

(b)                                 general and administrative expenses, exclusive of non-cash compensation expenses for such period;

(c)                                  other cash operating expenses for such period;

(d)                                 cash accretion of asset retirement obligations for such period; and

(e)                                  non-cash mark-to-market adjustments included in revenue for such period,

plus (or minus) realized gain (or loss) on derivatives for such period; and

plus any cash dividends received from Minera Alumbrera Limited for such period,

each component of which is to be calculated in accordance with generally accepted accounting principles.  EBITDA shall be calculated exclusive of the Agua Rica Project Owners.

“Environmental Laws” means all applicable federal, state, provincial or local statutes, laws, ordinances, codes, rules, regulations, decrees and orders regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, the EPA).

“EPA” means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.

“Equity” means, at any particular time, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of the Borrower (excluding the Agua Rica Project Owners) at such time as shareholders’ equity of the Borrower.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.19.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letters” means, collectively, the Agent Fee Letter and the Joint-Lead Arrangers Fee Letters and “Fee Letter” means any of the Fee Letters.

“Finance Documents” means the Credit Documents and the Syndicate Risk Management Agreements.

“Finance Parties” means the Administrative Agent, the Lenders, the Overdraft Lender and the Qualified Risk Management Lenders.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“generally accepted accounting principles” means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants or, after notice thereof has been provided by the Borrower to the Administrative Agent, such other U.S. or IFRS generally accepted accounting principles as may be adopted by the Borrower in replacement thereof.

“Guarantee Confirmations” means the confirmations of Guarantees of even date herewith, each in form and substance satisfactory to the Administrative Agent.

“Guarantee Cover Threshold” means, at any particular time,  an amount equal to 85% of the Adjusted Revenues for the most recently completed Fiscal Year as reported by the Borrower pursuant to the Compliance Certificate delivered pursuant to Section 11.1(a)(iii) at the time that it delivers its audited consolidated financial statements.

“Guarantee Payments” means all payments received from the Guarantors pursuant to the Guarantees.

“Guarantees” means the Guarantees re: Credit Agreement and the Guarantees re: Syndicate Risk Management Agreements.

“Guarantees re: Credit Agreement” means the one or more guarantees to be entered into by the Guarantors in favour of the Administrative Agent for the benefit of the Finance Parties (other than the Qualified Risk Management Lenders), each in form and substance satisfactory to the Administrative Agent and as the same may be amended, modified, supplemented or replaced from time to time, and pursuant to which each Guarantor shall guarantee the Obligations of the Borrower under or in connection with the Credit Agreement on a full recourse basis.

“Guarantees re: Syndicated Risk Management Agreements” means the one or more guarantees to be entered into by the Guarantors in favour of the Administrative Agent for the benefit of the Administrative Agent and the Qualified Risk Management Lenders, each in form and substance satisfactory to the Administrative Agent and as the same may be amended, modified, supplemented or replaced from time to time, and pursuant to which each Guarantor shall guarantee the Obligations of the other Obligors under or in connection with the Syndicate Risk Management Agreements on a full recourse basis.

“Guarantor Exception” means, in respect of any Material Subsidiary (other than a Material Subsidiary that is an After-Acquired Material Subsidiary which is not a wholly-owned Subsidiary of the Borrower), that such Material Subsidiary (i) is prohibited by applicable law from providing a Guarantee, (ii) is not a wholly-owned Subsidiary of the Borrower or (iii) if it executed and delivered a Guarantee re: Credit Agreement or performed its obligations thereunder, stamp taxes or other like charges in aggregate in excess of $250,000 (or such lesser amount as the Majority Lenders may otherwise agree) would be, or would become, due and payable upon the execution or enforcement thereof.  In the event that, subsequent to the execution and delivery of any Guarantees, a Guarantor becomes, or is determined to have been, subject to a Guarantor Exception as set out in clause (iii) above, the aforesaid Guarantees may be released if the relevant Holding Company Subsidiary becomes a Guarantor in accordance with Section 11.1(u).

“Guarantor Exception Material Subsidiary” means a Material Subsidiary subject to a Guarantor Exception.

“Guarantors” means  MMIC, Minera Meridian, Jacobina, YAH BV, YCRCML and each Subsidiary of the Borrower that at or before such time has granted a Guarantee pursuant to this Agreement that has not been released pursuant to Section 14.21.

“Guarantors’ Aggregate Revenue” means, at any particular time, the aggregate revenue of the then current Guarantors for the most recently completed Fiscal Year as reported by the Borrower pursuant to the Compliance Certificate delivered pursuant to Section 11.1(a)(iii) at the time that the Borrower delivers its audited consolidated financial statements.  For purposes of this calculation, for revenues of any Holding Company Subsidiary shall be deemed to be the revenues of its corresponding Material Subsidiary.

“Hazardous Materials” means:

(a)                                  any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquefied natural gas or synthetic gas usable for fuel; or

(b)                                 any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic waste, substance or material or concerning the environment or public health, all as in effect on the applicable date.

“Holding Company Subsidiary” means, in respect of each Material Subsidiary which is subject to a Guarantor Exception, the direct or indirect wholly-owned Subsidiary of the Borrower which (x) wholly-owns directly or indirectly, such Material Subsidiary and (y) which itself is not subject to a Guarantor Exception (determined as if such Subsidiary was a Material Subsidiary).  For greater certainty, there shall be only one Holding Company Subsidiary in respect of any Material Subsidiary provided, however, that with respect to MASA the related Holding Company Subsidiaries shall be YAH BV and YCRCML

“IFRS” means, at any given date, International Financial Reporting Standards, which include standards and interpretations adopted by the International Accounting Standards Board, applied on a consistent basis.

“Inactive Subsidiaries” means any Subsidiary of the Borrower whose assets have an aggregate fair market value of less than U.S.$2,000,000 and are not material to any business or operations of the Subject Entities.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease (iv) reimbursement obligations of such Person under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, Risk Management Obligations, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v) (for greater certainty the contingent obligations assuring payment of the Risk Management Obligations will only be treated as Indebtedness to the extent that such Risk Management Obligations have in fact been accelerated).  Indebtedness for purposes of calculating the ratios in Sections 11.1(o), 11.1(p) and 11.1(q) shall not include Indebtedness under clause (iv) to the extent that it is cash collateralized.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 8.3, 9.1 and 15.5 as the individual commitment of such Lender with respect to the Credit Facility provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender shall thereafter be equal to the Individual Commitment of such Lender immediately prior to the termination of the Credit Facility.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to the Subject Entities and used in or necessary to the operation of their respective business.

“Interest Period” means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures.

“Jacobina” means Jacobina Mineracao e Comercio Ltda, a corporation incorporated under the laws of Brazil.

“Jeronimo Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Companies which assets are used or intended for use in or forming part of the project for the development of the deposit located 50 kilometers southeast of El Salvador in the Third Region of northern Chile, encompassing over 240 kilometers and includes the El Hueso, Coya and the former Agua de la Falda mines, in which, at the date hereof, the Borrower has a 56.7% controlling interest and is indirectly held by Minera Meridian.

“Joint-Lead Arranger Fee Letter” means the joint-lead arranger fee letters dated January 24, 2012 between the Borrower, The Bank of Nova Scotia and RBS Securities Inc., as the same may be amended, modified, supplemented or replaced from time to time.

“Joint-Lead Arrangers” means The Bank of Nova Scotia and RBS Securities Inc. and “Joint-Lead Arranger” means either Joint-Lead Arranger.

“La Pepa Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Companies which assets are used or intended for use in or forming part of the project for the development of the exploration project that lies within the Maricunga Belt, a region in the Andean Cordillera of northern Chile containing gold and silver prospects, and at the date hereof is directly owned by Minera Meridian.

“Leverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Net Total Debt at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

“LIBOR” means, with respect to any Interest Period applicable to a LIBOR Loan, the per annum rate of interest determined by the Administrative Agent, based on a three hundred sixty (360) day year as the rate for deposits in United States dollars appearing on the display referred to as the “LIBOR 01 Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service for a period equal to the number of days in the applicable Interest Period, at or about 11:00 a.m. (London, England time) on the second Banking Day prior to the first day of such Interest Period.  If such “LIBOR 01 Page” is not available, then “LIBOR” shall mean, with respect to any such Interest Period, the per annum rate of interest, based on a three hundred sixty (360) day year (rounded upwards, if necessary, to the nearest 1/100th of one percent) determined by the Administrative Agent at approximately 11:00 a.m. (London, England time) (or so soon thereafter as practicable) on the second Banking Day prior to the first day of such Interest Period offered to the Administrative Agent by leading banks in the London interbank market for the placing of United States dollar deposits with the Administrative Agent having a term comparable to such Interest Period and in an amount comparable to the principal amount of the Pro Rata Share of the Administrative Agent in respect of the applicable LIBOR Loan.

“LIBOR Loans” means monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to LIBOR and “LIBOR Loan” means any one of the LIBOR Loans.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation, royalty or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

“Loans” means Base Rate Canada Loans and LIBOR Loans.

“Majority Lenders” means such group of Lenders whose Individual Commitments aggregate at least 66% of the Total Commitment Amount for the Credit Facility at such time and, at any particular time after the termination of the Credit Facility pursuant to Section 2.4 such group of Lenders which have aggregate Exposure attributable to the Credit Facility in an amount at least 66% of the aggregate Exposure of all of the Lenders attributable to the Credit Facility at such time.

“MASA” means Minas Argentinas S.A., a corporation incorporated under the laws of Argentina.

“Material Adverse Change” and “Material Adverse Effect” each mean any material adverse change in or material adverse effect on (i) the business, operations, affairs, assets or properties or financial condition of the Companies, taken as a whole, (ii) the ability of the Obligors, taken as a whole, to observe, perform and or comply with their obligations under any of the Credit Documents; or (iii) the rights and remedies of, as applicable, the Administrative Agent or any Lenders under any of the Credit Documents

“Material Subsidiaries” means, at any particular time, any direct or indirect Subsidiary of the Borrower in respect of which the product obtained by multiplying (i) the percentage of the Shares of such Subsidiary directly or indirectly owned by the Borrower by (ii) the Adjusted Revenues attributable to such Subsidiary (which for greater certainty shall exclude any Adjusted Revenues attributable to distributions or payments from another Company) for the most recently completed Fiscal Year as reported by the Borrower pursuant to the Compliance Certificate delivered pursuant to Section 11.1(a) (iii) at the time that the Borrower delivers its audited consolidated financial statements is greater than or equal to 7.5% of the Adjusted Revenues for such period.  Notwithstanding the foregoing, from and including the date of the initial extension of credit under the Credit Facility to and including the date of the first delivery of annual financial statements for the Fiscal Year ending December 31, 2009 pursuant to Section 11.1(a), each of Minera Meridian, Jacobina, MMIC and MASA shall be “Material Subsidiaries”.

“Maturity Date” means February 28, 2017, as the same may be extended from time to time pursuant to Section 9.1(b).

“Minera Meridian” means Minera Meridian Limitada, a corporation incorporated under the laws of Chile.

“MMIC” means Mineração Maracá Indústria e Comércio S.A., a corporation incorporated under the laws of Brazil.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Net Proceeds” means, with respect to any Prepayment Trigger Event, the net proceeds (including payments from time to time in respect of instalment obligations, if any) paid or payable to the relevant Companies in respect of such Prepayment Trigger Event.

“Net Total Debt” means, at any particular time, Total Debt at such time less Cash held by the Companies without Non-Recourse Indebtedness which is free and clear of Liens, other than Liens securing payment of customary charges and fees relating to the accounts in which the Cash is held.

“Net Total Debt to Tangible Net Worth Ratio” means, at any particular time, the ratio of Net Total Debt at such time to Tangible Net Worth at such time.

“Non-Recourse Indebtedness” means Indebtedness of any Company (other than the Obligors) with respect to which no recourse may be had in any way to the Subject Entities.

“Note Purchase Agreement” means the note purchase agreement to be entered into between the Borrower and the Purchasers (as defined therein) and pursuant to which the Notes were issued.

“Notes” means the $15,000,000 5.53% Series A Senior Notes due 2014, the $73,500,000 6.45% Series B Senior Notes due 2016 and the $181,500,000 6.97% Series C Senior Notes due 2019, in each case issued pursuant to the Note Purchase Agreement.

“Obligations” shall mean:

(a)                                  with respect to the Borrower, all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by the Borrower to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which the Borrower is a party, other than the Borrower Guarantee;

(b)                                 with respect to each Guarantor, all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Guarantor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Syndicate Risk Management Agreements to which such Guarantor is a party; and

(c)                                  with respect to the Obligors, means all Obligations of the Obligors.

For certainty, “Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Obligors” means the Borrower and the Guarantors.

“Official Body” means any national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Overdraft Lender” means The Bank of Nova Scotia or any other Lender selected by the Administrative Agent and acceptable to the Borrower who assumes in writing the obligation to make Overdraft Loans under the Credit Facility on behalf of the Lenders.

“Overdraft Loan” shall have the meaning ascribed thereto in Section 3.9(a).

“Permitted Acquisition” means any Acquisition with respect to which:

(a)                                  the business of the entity being acquired is, (in the case of a share Acquisition) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) a business of the nature referred to in Section 11.2(c);

(b)                                 no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition; and

(c)                                  the financial covenants set out in Section 11.1(o)-11.1(q) and the first sentence of Section 11.1(u) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition.

“Permitted Pre-Existing Acquisition Indebtedness” means any Indebtedness resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition and any Indebtedness incurred upon and following the Permitted Acquisition pursuant to any commitment (an “Existing Commitment”) which existed prior to, and not in contemplation of, the Permitted Acquisition, provided (x) no Default exists at the time of the Permitted Acquisition, (y) no Default would exist immediately thereafter and (z) the financial covenants set out in Section 11.1(o)-11.1(q) would be met, on a pro forma basis, immediately after the Permitted Acquisition.

“Permitted Pre-Existing Acquisition Risk Management Agreements” means any Risk Management Agreements relating to a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition and all transactions entered into prior to the date of the Permitted Acquisition with respect to such Risk Management Agreement as such transactions may be assigned or novated from time to time.

“Permitted Capital Reorganization” means (a) any change in the issued and outstanding Shares of the Borrower (other than a change in connection with an Acquisition that is not a Permitted Acquisition or a change that would result in an Event of Default); and (b) any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Borrower in any Obligor; (ii) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent ten Banking Days before its proposed completion date (where a Capital Reorganization only involves a change in the capital of an Obligor, the notice referred to in this clause (ii) shall be reduced from ten Banking Days to three Banking Days), (iii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Capital Reorganization will not have a Material Adverse Effect and (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Capital Reorganization, any Guarantees and/or amendments thereto, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital

Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee (for greater certainty, the rights of the Finance Parties under a Guarantee shall not be adversely affected if the relevant Guarantor is wound up or dissolved into the Borrower), and (iv) where no Default or Event of Default has occurred and is outstanding at the time of the completion of the Capital Reorganization or would arise immediately thereafter.

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent ten Banking Days before its proposed completion date, (ii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect and (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Corporate Reorganization, any Guarantees and/or amendments thereto, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee (for greater certainty, the rights of the Finance Parties under a Guarantee shall not be adversely affected if the relevant Guarantor is wound up or dissolved into the Borrower) and (iii) where no Default or Event of Default has occurred and is outstanding at the time of the completion of the Corporate Reorganization or would arise immediately thereafter.

“Permitted Indebtedness” means any one or more of the following:

(a)                                  the Obligations;

(b)                                 (i) Indebtedness of the Obligors (other than Indebtedness described in (e) below) in any amount provided (i) the Borrower would be in compliance with the financial covenants set out in Sections 11.1(o) — 11.1(q), on a pro forma basis, immediately after the incurrence thereof and (ii) no Default or Event of Default has occurred and is outstanding at the time of the incurrence of such Indebtedness or would arise immediately thereafter and (ii) Indebtedness of the Obligors under the Notes and any guarantees thereof;

(c)                                  any Permitted Pre-Existing Acquisition Indebtedness of the Subject Entities or any Indebtedness of the Subject Entities under Permitted Pre-Existing Acquisition Risk Management Agreements;

(d)                                 Indebtedness of the Obligors in respect of guarantees of any Permitted Indebtedness (that is not Permitted Pre-Existing Acquisition Indebtedness) and Indebtedness of the Subject Entities in respect of guarantees of any employees of any Company in connection with any employee benefit program;

(e)                                  Indebtedness in respect of guarantees of Permitted Pre-Existing Acquisition Indebtedness, provided, (i) in the case of any such Indebtedness of the Borrower, the Leverage Ratio shall be less than 3.0:1 on a pro forma basis immediately after the incurrence thereof, (ii) in the case of any such Indebtedness of any Guarantor, the Leverage Ratio shall be less than 2.5:1 on a pro forma basis immediately after the incurrence thereof and (iii) in the case of any such Indebtedness of any non-Obligor Subject Entity, recourse under such guarantee is limited to the Shares of the target of the subject Permitted Acquisition, Indebtedness of that target to such non-Obligor Subject Entity and/or any other economic interest of that non-Obligor Subject Entity in such target;

(f)                                    Indebtedness of the Subject Entities in respect of bonds, letters of credit or bank guarantees in favour of a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Company (including for the reclamation or remediation of mining properties), all in the ordinary course of business;

(g)                                 [Intentionally deleted];

(h)                                 Indebtedness of the Companies permitted to be incurred pursuant to Section 11.2(g);

(i)                                     Indebtedness owing by any Subject Entity to another Company that is subordinated and postponed pursuant to the Postponement and Subordination Undertaking; and

(j)                                     Indebtedness of the Subject Entities, not otherwise permitted under paragraphs (a) — (i), including, without limitation, Indebtedness arising under Capital Leases, Purchase Money Indebtedness and Indebtedness in respect of receivables financings, in an aggregate amount at any particular time of not more than US $250,000,000.

“Permitted Jurisdictions” means Canada, the United States of America, Mexico, Peru, Colombia, Western Europe, Australia, Brazil, Argentina, British Virgin Islands, Barbados, Chile, the Cayman Islands, Curacao, Antilles, Jersey Islands, The Netherlands, Honduras and Nicaragua.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Companies:

(a)                                  Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b)                                 the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

(c)                                  Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such obligations during the period of such contest;

(d)                                 restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Subject Entity, of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons;

(e)                                  the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Subject Entity or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)                                    the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(g)                                 security, or security for letters of credit or bank guarantees, given to a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Company, all in the ordinary course of business;

(h)                                 the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

(i)                                     title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(j)                                     applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(k)                                  Liens on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of a Subject Entity’s portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(l)                                     royalties on the production or profits from mining and other Liens arising under Third Party Mining Arrangements provided such royalties (x) are in existence as at the date hereof or, in the case of an acquisition after the date hereof, as at the date of acquisition, or (y) do not relate to a property in production at the time the royalty was granted;

(m)                               customary Liens in respect of service charges and other obligations, other than Indebtedness, in respect of bank, custodian, investment, customs and other accounts opened in the ordinary course of business;

(n)                                 Liens securing Indebtedness to be incurred and outstanding pursuant to paragraph (j) of the definition of “Permitted Indebtedness”; provided, however, that any such Lien relating to (i) Capital Leases, (ii) Purchase Money Indebtedness, or (iii) receivables financings, shall attach only to the asset in respect of which such Indebtedness is incurred and any proceeds thereof;

(o)                                 [Intentionally deleted];

(p)                                 Liens on any property of, or Shares in, a Subsidiary of the Borrower that was acquired pursuant to a Permitted Acquisition securing (i) Permitted Pre-Existing Acquisition Indebtedness or Indebtedness under Permitted Pre-Existing Acquisition Risk Management Agreements relating to the Permitted Acquisition; (ii) Permitted Indebtedness in respect of guarantees guaranteeing Permitted Indebtedness described in (i) above; or (iii) Permitted Indebtedness utilized to complete a Permitted Acquisition (but not, for certainty, any Indebtedness incurred to refinance any such

Permitted Indebtedness) or in respect of any guarantees thereof (A) provided in the case of any such Indebtedness of the Borrower, the Leverage Ratio shall be less than 3.0:1 on a pro forma basis immediately after the incurrence thereof, and (B) in the case of any such Indebtedness of any Guarantor, the Leverage Ratio shall be less than 2.5:1 on a pro forma basis immediately after the incurrence thereof;

(q)                                 landlords’ liens arising in the ordinary course of business; and

(r)                                    Liens on rights and interests and other property relating to the Agua Rica Project, including equity interests in, or intercompany loans to, the Agua Rica Project Owners, securing any obligations owing in respect of the Agua Rica Project.

“Permitted Reorganizations” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

“Permitted Risk Management Agreement” means (a) a Risk Management Agreement entered into by a Company that is (x) in compliance with the hedging policy most recently approved by the board of directors of the Borrower, and (y) has not been entered into for speculative purposes  or (b) a Permitted Pre-Existing Acquisition Risk Management Agreement.

“Person” means any natural person (other than from the purposes of Section 15.5(b)), corporation, firm, partnership, joint venture, trust, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Pollutant” means any pollutant, as defined by EPA.

“Postponement and Subordination Undertaking” means the postponement and subordination undertaking to be entered into by certain Companies in favour of the Administrative Agent pursuant to Section 11.1(s), in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.4.

“Prepayment Trigger Event” means (x) any sale of 100% of the Shares of a Material Subsidiary or (y) any sale of all or substantially all of the assets of any Material Subsidiary, in each case in accordance with Section 11.2(d).

“Pro Rata Share” means, at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender at such time to the aggregate of the Individual Commitments of all Lenders at such time.

“Purchase Money Indebtedness” means Indebtedness assumed by any Subject Entity as part of, or issued or incurred by any Subject Entity to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Subject Entity.

“Qualified Risk Management Lender” means any Person that enters into a Risk Management Agreement at a time when such Person is a Lender or an Affiliate of a Lender, provided that such Person ceases to be a Qualified Risk Management Lender if and when:

(a)                                  such Person or the Lender that it is an Affiliate of, sells all of its rights and obligations under the Credit Documents; or

(b)                                 the Termination Date and the Maturity Date have each occurred.

“Release” means a “discharge”, as such term is defined in the EPA.

“Responsible Officer” means any Senior Financial Officer and any other officer of the Borrower with responsibility for the administration of the relevant portion of this agreement.

“Risk Management Agreement” means any instrument or agreement evidencing any Risk Management Obligation of any Company.

“Risk Management Obligations” means, with respect to any Person, all liabilities of such Person under interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, spot sales contracts, forward sales contracts and all other agreements, options or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or commodities (including precious metals) prices.

“Rolling EBITDA” means, for any Fiscal Quarter, the aggregate of (without duplication):

(a)                                  the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)                                 any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with generally accepted accounting principles on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition, pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the three immediately preceding Fiscal Quarters as if such Permitted Acquisition or other asset acquisition had occurred on the first day of such four Fiscal Quarter period.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.

“S&P” means Standard & Poor’s Ratings Service or any successor by merger or consolidation to its business.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which any Obligor (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Sao Francisco Mine” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Companies which assets are used or intended for use in or forming part of the project for the development of the Sao Francisco gold ore body located in Mato Grosso State of the Federative Republic of Brazil.

“Sao Vicente Project” means, collectively, all properties, assets or other rights, whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Companies which assets are used or intended for use in or forming part of the project for the development of the Sao Vicente gold ore body located in Mato Grosso State of the Federative Republic of Brazil.

“Senior Financial Officer” means the chief financial officer, principal accounting officer, treasurer or comptroller of the Borrower.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“S&P” means Standard & Poor’s Ratings Service or any successor by merger or consolidation to its business.

“Subject Entities” means, without duplication and subject to Section 14.21, (i) the Obligors, (ii) the Material Subsidiaries (including, without limitation, any Guarantor Exception Material Subsidiaries) and (iii) each Subsidiary of the Borrower which is between a Holding Company Subsidiary which is a Guarantor and the relevant Material Subsidiary and “Subject Entity” means any of the Subject Entities.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Syndicate Risk Management Agreements” means Risk Management Agreements entered into prior to the Termination Date between an Obligor on the one hand and a Lender or any of its Affiliates on the other hand (but only for so long as such Lender remains a Qualified Risk Management Lender).

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Borrower (excluding the Agua Rica Project Owners) as goodwill (without taking into account any future income tax assets that may be classified as goodwill), intangible assets and accumulated other comprehensive income.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.

“Taxes” means all taxes, charges, fees, levies, imposts, rates, dues and assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including federal, state, provincial, municipal and foreign Official Bodies), and whether disputed or not.

“Termination Date” means the date on which all Obligations owing by the Obligors to the Finance Parties or any of them, or remaining unpaid to the Finance Parties or any of them, under the Credit Agreement have been satisfied in full and the Credit Facility has terminated pursuant to Section 2.4.

“Third Party Mining Arrangements” means any arrangement with another Person or Persons of a nature that is, or shall have become customary in, the mining business for the purposes of sharing the risks or costs of exploring, acquiring, developing or producing minerals from property owned by a Subject Entity, including, operating, processing, farm-in, farm-out, development, area of mutual interest, unitization, pooling, joint bidding, joint venture, service, partnership, subscription and stock purchase agreement and other similar agreements.

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments with respect to the Credit Facility of all of the Lenders at such time.

“Total Debt” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis (excluding the Agua Rica Project Owners) at such time less all Non-Recourse Indebtedness at such time.

“U.S.” and “United States” means the United States of America.

“U.S. Dollar Equivalent” means the Exchange Equivalent in United States dollars of any amount of any other currency.

“Waste” means any waste, as defined by EPA.

“YAH BV” means Yamana Argentina Holdings BV, a corporation incorporated under the laws of the Netherlands.

“YCRCML” means Yamana Chile Rentista de Capitales Mobiliarios Limitada, a corporation incorporated under the laws of Chile.

1.2                                                                               Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                                                                               Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4                                                                               Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5                                                                               Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6                                                                               Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7                                                                               Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8                                                                               Non Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9                                                                               Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10                                                                        Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time in the case of a LIBOR Loan or Base Rate Canada Loan, the principal amount thereof.

1.11                                                                        Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12                                                                        Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.13                                                                        Rule of Construction

The Finance Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Finance Documents.

1.14                                                                        Agua Rica Project Owners

Notwithstanding any other provisions hereof,

(a)                                  none of the Agua Rica Project Owners shall be a Company or required to be a Guarantor;

(b)                                 the calculation of Adjusted Revenues shall at all times be calculated exclusive of Agua Rica Project Owners and the Agua Rica Project;

(c)                                  the financial covenants of Sections 11.1(o) — (q) shall at all times be calculated exclusive of the Agua Rica Project Owners and the Agua Rica Project; and

(d)                                 the representations and warranties of Article 10, the covenants of Article 11 and the Events of Default shall not apply to Agua Rica Project Owners and the Agua Rica Project.

1.15                                                                        After-Acquired Material Subsidiaries

Notwithstanding any other provisions hereof,

(a)                                  an After-Acquired Material Subsidiaries shall not be required to be a Guarantor;

(b)                                 the calculation of Adjusted Revenues shall at all times be made exclusive of the After-Acquired Material Subsidiaries;

(c)                                  the financial covenants of Sections 11.1(o) — (q) shall at all times be calculated inclusive of the After-Acquired Material Subsidiaries; and

(d)                                 the representations and warranties of Article 10, the covenants of Article 11 and the Events of Default shall apply to the After-Acquired Material Subsidiaries.

1.16                                                                        [Intentionally deleted.]

1.17                                                                        Change in Accounting Polices

Whereas the Borrower may adopt new accounting policies from time to time (including with respect to IFRS), whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Credit Document, then the Borrower, the Administrative Agent and the Lenders agree to enter into negotiations in order to amend such provisions of this agreement or such Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrower’s or any of its Subsidiary’s financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders.  If the Borrower and the Majority Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change.

ARTICLE 2
CREDIT FACILITY

2.1                                                                               Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower a revolving term credit facility (the “Credit Facility”) in the amount of U.S.$750,000,000 as such amount may be reduced pursuant to Section 2.3.

2.2                                                                               Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Facility.  Subject to the terms and conditions hereof, all credit requested under the Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders.  Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion.  No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility.  The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under the Credit Facility.

2.3                                                                               Reduction of Credit Facility

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the Credit Facility in whole or in part to the extent the Credit Facility is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given.  The amount of the Credit Facility will be permanently reduced at the time, and in the amount, of each repayment with respect to the Credit Facility pursuant to either Section 9.1 or 9.3.  The amount of the Credit Facility will also be permanently reduced without duplication, at the time, and in the amount, of each reduction of the Total Commitment Amount in accordance with Section 11.2(d).  Any repayment or prepayment of credit outstanding under the Credit Facility (other than as set forth above) shall not cause a reduction in the amount of the Credit Facility.  Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under Article 5 shall not cause any reduction in the amount of the Credit Facility.  Upon any reduction of the Credit Facility, the Individual Commitment of each Lender with respect to the Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of the Credit Facility.

2.4                                                                               Termination of Credit Facility

(a)                                  The Credit Facility shall terminate upon the earliest to occur of:

(i)                                     the termination of the Credit Facility in accordance with Section 13.1;

(ii)                                  the date on which the Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

(iii)                               the Maturity Date.

Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit thereunder shall automatically terminate.

2.5                                                                               Accordion Feature

(a)                                  The Borrower may, by notice to the Administrative Agent (an “Accordion Notice”), from time to time request that the amount of the Individual Commitments with respect to the Credit Facility be increased by an aggregate amount of up to US$250,000,000 (in the aggregate for all Accordion Notices) specifying the Lenders and/or proposed new Lenders that have agreed to accept Individual Commitments with respect to the Credit Facility in the aggregate amount of such requested increase.  For certainty, the aggregate Individual Commitments under the Credit Facility shall not exceed at any particular time US$1,000,000,000.

(b)                                 Each Accordion Lender that is an existing Lender shall send a confirming letter to the Administrative Agent confirming that it has agreed to an Individual Commitment with respect to the Credit Facility and setting out the amount of that commitment.  The establishment of that Accordion Lender’s Individual Commitment with respect to the Credit Facility shall, subject to Section 2.5(e), take place with effect from the second Banking Day following the date of the delivery of such notice to the Administrative Agent.  Upon the establishment of that Accordion Lender’s Individual Commitment with respect to the Credit Facility, Schedule A hereto shall be deemed to be amended to evidence the

Individual Commitment with respect to the Credit Facility of that Accordion Lender by the amount of such increase.

(c)                                  Any Accordion Lender that is not an existing Lender must be acceptable to the Administrative Agent acting in its sole discretion exercised reasonably.  Upon delivery to the Administrative Agent of an Accordion Agreement executed by the Borrower and an Accordion Lender that is so acceptable to the Administrative Agent, the Administrative Agent shall promptly execute and deliver such Accordion Agreement whereupon this Agreement and each other Finance Document shall, subject to Section 2.5(e), henceforth be read and construed as if such Accordion Lender were party to this Agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Individual Commitment with respect to the Credit Facility that the Accordion Lender has agreed to accept and all references to any Lenders in any Finance Document shall (to the extent the context so admits) be construed accordingly.  Subsequent thereto, Schedule A hereto shall be deemed to be amended to add the Individual Commitment of such Accordion Lender.  Each Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf each Accordion Agreement relating to each Accordion Lender.  Each Lender agrees that it will be bound by the terms of each such Accordion Agreement so completed and executed by the Administrative Agent.

(d)                                 The Administrative Agent shall promptly notify the Borrower and the Lenders of the increased Individual Commitments with respect to the Credit Facility arising pursuant to Section 2.5(b) and (c).

(e)                                  No increase in or establishment of, any Individual Commitment with respect to the Credit Facility shall be permitted at any time that a Default or Event of Default has occurred and is outstanding.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1                                                                               Types of Credit Availments

Subject to the terms and conditions hereof, the Borrower may obtain credit from the Lenders under the Credit Facility by way of one or more Loans;

Any extension of credit hereunder by way of Base Rate Canada Loans or LIBOR Loans shall be in a minimum amount of U.S.$1,000,000

3.2                                                                               Funding of Loans

Subject to the terms and conditions hereof, each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 2:00 p.m. (Toronto time) on the date of the extension of credit.  The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, in respect of the Credit Facility, make such funds available to the Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited).  Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent.  The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable.  If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3                                                                               Failure of Lender to Fund Loan

If any Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the Credit Facility as required (such Lender being herein called the “Defaulting Lender”) and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender.  If more than one relevant  Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower.  In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4                                                                               Timing of Credit Availments

No LIBOR Loan may have a maturity date later than the Maturity Date.

3.5                                                                               Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Administrative Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR or Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR or the Alternate Base Rate Canada, as the case may be, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in LIBOR or the Alternative Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

(a)                                  the right of the Borrower to obtain any affected Base Rate Canada Loan or LIBOR Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)                                 if any affected Base Rate Canada Loan or LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made and the Borrower may, subject to the terms and conditions hereof as well as the mutual agreement of all of the Lenders and the

Borrower as to another currency in which loans could be made hereunder, request an extension of credit under the Credit Facility;

(c)                                  if any LIBOR Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Base Rate Canada Loan in the principal amount equal to the principal amount of the LIBOR Loan or, if the Borrower does not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of such LIBOR Loan; and

(d)                                 if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a LIBOR Loan at such time, be converted to a LIBOR Loan on the third Banking Day thereafter in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a LIBOR Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Canada Loan.

3.6                                                                               Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 1:00 p.m. (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such accounts on the day specified for payment.

3.7                                                                               Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.6, the Administrative Agent shall, subject to Sections 3.3 and 8.3 remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of a Defaulting Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.8                                                                               Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including standby fees.  The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.

3.9                                                                               Overdraft Loans.

(a)                                  Subject to the following provisions of this Section, overdrafts arising from clearance of cheques or drafts drawn on the accounts of the Borrower maintained with the Overdraft Lender, and designated by the Overdraft Lender for such purpose, shall be deemed to be outstanding as an extension of credit to the Borrower from the Overdraft Lender under the Credit Facility (each, an “Overdraft Loan”) as Base Rate Canada Loans.  For certainty, notwithstanding Section 4.1, no Drawdown Notice need be delivered by the Borrower in respect of Overdraft Loans.

(b)                                 Except as otherwise specifically provided herein, all references to Base Rate Canada Loans shall include Overdraft Loans made in United States dollars.

(c)                                  Overdraft Loans shall be made by the Overdraft Lender alone, without assignment to, or participation by, the other Lenders.

(d)                                 The aggregate principal amount of the Overdraft Loans shall not exceed U.S.$25,000,000.

(e)                                  If the Borrower shall request a drawdown under the Credit Facility other than under this Section (a “Syndicated Drawdown”) and the Overdraft Lender’s Pro Rata Share of such Syndicated Drawdown would cause the Overdraft Lender’s Pro Rata Share of all Syndicated Loans together with the Overdraft Loans then outstanding to exceed the Overdraft Lender’s Individual Commitment with respect to the Credit Facility, then the Borrower shall be deemed to have given a repayment notice notifying the Administrative Agent of a repayment of the Overdraft Loans to the extent of such excess (without any bonus or penalty being payable in respect thereof) and the Borrower shall make such repayment on the requested date of such Syndicated Drawdown.  For the purposes hereof “Syndicated Loans” means all credit outstanding under the Credit Facility other than Overdraft Loans.

(f)                                    The Borrower may make repayments of Overdraft Loans (together with accrued interest thereon) by deposit to the accounts referred to in Section 3.9 from time to time without penalty.

(g)                                 All interest payments and principal repayments of or in respect of Overdraft Loans shall be solely for the account of the Overdraft Lender.  Subject to Section 3.9(h), all costs and expenses relating to the Overdraft Loans shall be solely for the account of the Overdraft Lender.

(h)                                 Notwithstanding anything to the contrary herein contained or contrary to the provisions of applicable law, (a) if a Default occurs and is continuing or (b) if the Overdraft Lender so requires, and there are then outstanding any Overdraft Loans, then, effective on the day of notice to that effect to the other Lenders from the Overdraft Lender, the Borrower shall be deemed to have requested, and hereby requests, an extension of credit under Credit Facility by way of drawdown of an amount of Syndicated Loans, in the currency of the Overdraft Loans, sufficient to repay the Overdraft Loans and accrued and unpaid interest in respect thereof, and on the day of receipt of such notice, each of the other Lenders shall disburse to the Overdraft Lender its respective Pro Rata Share of such amounts and such amounts shall thereupon be deemed to have been advanced by the Lenders to the Borrower and to constitute Syndicated Loans (by way of Base Rate Canada Loans).  If a Lender does not disburse to the Overdraft Lender its respective Pro Rata Share of any amount under this Section then, for the purpose only of any distributions or payments to such Lenders (and not, for greater certainty, for purposes of any obligations of such Lenders, including those under Section 14.10), including any distribution or payment with respect to the Borrower in the event of any enforcement or realization proceedings or any bankruptcy, winding-up, liquidation, arrangement, compromise or composition, the Individual Commitment of such Lender shall be deemed to be nil and the Individual Commitment of the Overdraft Lender shall be increased by the Individual Commitment of such Lender until the amounts owed by the Borrower are outstanding to each Lender in accordance with its Pro Rata Share determined without regard to this sentence.  If any amount disbursed by a Lender to the Overdraft Lender under this Section and deemed to have been advanced to the Borrower must be repaid by the Overdraft Lender or by such Lender to the Borrower then no reduction of the Overdraft Loans as contemplated above shall be deemed to have occurred, but the Lenders shall purchase participations in the Overdraft Loans (without recourse to the Overdraft Lender) for an amount or otherwise effect transactions to achieve the financial results contemplated by this Section.

(i)                                     For certainty, it is hereby acknowledged and agreed that the Lenders shall be obligated to advance their Pro Rata Share of an extension of credit by way of drawdown contemplated by section 3.9(h)  and to disburse to the Overdraft Lender their Pro Rata Shares of the Syndicated Loan referenced therein irrespective of:

(i)                                     whether a Default or Event of Default is then continuing or whether any other condition in Article 12 is met; and

(ii)                                  whether or not the Borrower has in fact actually requested such extension of credit by way of drawdown (by delivery of a Drawdown Notice, Conversion Notice or otherwise).

3.10                                                                        Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)                                  prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment or the date of a drawdown of, rollover of, conversion into or conversion of a LIBOR Loan; and

(b)                                 prior to 10:00 a.m. (Toronto time) on the second Banking Day prior to the date of any other drawdown, rollover or conversion.

3.11                                                                        Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Section 3.2 with respect to the funding of Loans in accordance with each Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under the Credit Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment under the Credit Facility.

ARTICLE 4
DRAWDOWNS

4.1                                                                               Drawdown Notice

Subject to Sections 3.1 and 3.5 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.10 and specifying:

(a)                                  the date the credit is to be obtained;

(b)                                 whether the credit is to be obtained by way of Base Rate Canada Loan or LIBOR Loan;

(c)                                  in the case of any credit to be obtained by way of a Loan, the principal amount of the Loan;

(d)                                 if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period; and

(e)                                  the details of any irrevocable authorization and direction pursuant to Section 3.2.

ARTICLE 5
ROLLOVERS

5.1                                                                               LIBOR Loans

Subject to Section 3.5 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2, requested the Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to the Borrower by way of a LIBOR Loan (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.

5.2                                                                               Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1  (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule E hereto and shall specify:

(a)                                  the maturity date of the maturing LIBOR Loan;

(b)                                 the principal amount of the maturing LIBOR Loan and the portion thereof to be replaced; and

(c)                                  the maturity date of the maturing LIBOR Loan, the principal amount of the maturing LIBOR Loan and the portion thereof to be replaced and the Interest Period or Interest Periods of the replacement LIBOR Loans.

5.3                                                                               Absence of Notice

Subject to Section 3.5, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of the Borrower shall be automatically rolled over to a LIBOR Loan with an Interest Period of one month, as though a notice to such effect had been given in accordance with Section 5.2.

ARTICLE 6
CONVERSIONS

6.1                                                                               Converting Loan to Other Type of Loan

Subject to the provisions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2                                                                               Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule F hereto and shall specify:

(a)                                  the type of Loan to be converted;

(b)                                 the date on which the conversion is to take place;

(c)                                  the principal amount of the Loan or the portion thereof which is to be converted;

(d)                                 the type and amount of the Loan into which the outstanding Loan is to be converted; and

(e)                                  if an outstanding Loan is to be converted into a LIBOR Loan, the applicable Interest Period.

6.3                                                                               Conversion by Lenders

Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, as applicable, on the maturity date of a LIBOR Loan, convert such LIBOR Loan into a Base Rate Canada Loan, as applicable, as though a notice to such effect had been given in accordance with Section 6.2.

ARTICLE 7
INTEREST AND FEES

7.1                                                                               Interest Rates

The Borrower shall pay to the Lenders, in accordance with Section 3.6, interest on the outstanding principal amount from time to time of each Loan at the rate per annum equal to:

(a)                                  in the case of each Base Rate Canada Loan, the Alternate Base Rate Canada plus the Applicable Rate; and

(b)                                 in the case of each LIBOR Loan, the LIBOR plus the Applicable Rate.

7.2                                                                               Calculation and Payment of Interest

(a)                                  Interest on the outstanding principal amount from time to time of each Base Rate Canada Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or 366, as the case may be.

(b)                                 Interest on the outstanding principal amount from time to time of each LIBOR Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

(c)                                  Accrued interest shall be paid,

(i)                                     in the case of interest on Base Rate Canada Loans, in arrears monthly on the 22nd day of each calendar month; and

(ii)                                  in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.

7.3                                                                               General Interest Rules

(a)                                  For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively.

(b)                                 Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)                                  If the Borrower fails to pay any fee or other amount of any nature payable by it to any Finance Party hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to such

Finance Party, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the Alternate Base Rate Canada plus the Applicable Rate at such time plus 3% in the case of overdue amounts denominated in U.S. dollars.  Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.4                                                                               Selection of Interest Periods

With respect to each LIBOR Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(a)                                  Interest Periods shall have a duration from one, two, three or six months (subject to availability and to the aggregate number of Interest Periods with different dates outstanding being not more than ten (10));

(b)                                 the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)                                  if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5                                                                               Standby Fee

Upon the first Banking Day following completion of each Fiscal Quarter and on the termination of the Credit Facility, the Borrower shall pay in accordance with Section 3.6, to the Lenders, in arrears, a standby fee, calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the daily Available Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from the date of the execution and delivery of this agreement to and including the termination of Credit Facility.

7.6                                                                               Applicable Rate Adjustment

The changes in the Applicable Rate shall be effective as of the first day of the applicable Fiscal Quarter, in each case based upon the compliance certificate contemplated under Section 11.1(a)(iii) that has previously been delivered to the Administrative Agent with respect to the second immediately preceding Fiscal Quarter.  If a new Applicable Rate becomes effective during the term of an outstanding LIBOR Loan, the Administrative Agent shall forthwith determine the amount of any overpayment or underpayment of interest with respect to such LIBOR Loan and notify the Borrower and the Lenders of such amounts.  Such determination by the Administrative Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be.  In the event of an underpayment, the Borrower shall, upon receipt of such notice, pay to the Lenders in accordance with Section 3.6, the amount of such underpayment.  In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of interest or issuance fees, as the case may be, as they become due until such amount has been fully applied, or, if any overpayment or part thereof is still outstanding on the first Banking Day of the next Fiscal Quarter, the amount of such overpayment or part thereof shall be paid by the Lenders to the Borrower on such first Banking Day.  For the purpose of making adjustments, if any, to the Applicable Rate as of the first day of the second Fiscal Quarter of each Fiscal Year, the compliance certificate contemplated under Section 11.1(a)(iii) with respect to the Borrower’s audited financial statements for the preceding Fiscal Year shall be determinative.

ARTICLE 8

RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1                                                                               Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2                                                                               Change of Circumstances

(a)                                  If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency (“Restraint”) or any change therein or in the application thereof to the Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith:

(i)                                     prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit the Borrower to obtain such type of credit and shall have the right to require, at  the option of the Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(ii)                                  shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of such Lender or capital taxes or receipts and franchise taxes), shall establish an appropriate amount of capital or liquidity to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this agreement or reduces such

Lender’s effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by such Lender, the Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns.  Such Lender shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount.  Notwithstanding this Section 8.2(a), the Borrower shall not be liable to compensate such Lender for any such cost, reduction, payment or foregone return occurring more than 120 days before receipt by the Borrower of the aforementioned notification from such Lender; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.

For certainty, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as Basel III and all request, rules, guidelines or directives thereunder or issued in connection therewith shall be deemed to be a “Restraint”, regardless of the date enacted, adopted, promulgated or issued.

(b)                                 Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 8.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable.

8.3                                                                               Failure to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a)(ii) (the “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so).  If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under the Credit Facility and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower.  On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any obligations hereunder.  Upon the assumption of the Affected Lender’s Individual Commitments as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.

8.4                                                                               Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent or the Lenders such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a LIBOR Loan as a result of:

(a)                                  the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(b)                                 the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above).

8.5                                                                               Indemnity for Transactional and Environmental Liability

(a)                                  The Borrower hereby agrees to indemnify and hold the Administrative Agent and each Lender and each of their respective shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction in an final non-appealable judgment determines arose on account of an Indemnified Party’s gross negligence or wilful misconduct.

(b)                                 Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Company of any Hazardous Material, Contaminant, Pollutant or Waste, and (ii) any other violation of an Environmental Law by any Company, and regardless of whether caused by, or within the control of, such Company, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or wilful misconduct.

(c)                                  All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement.  The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

(d)                                 The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, the Administrative Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)                                  If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.

(f)                                    The indemnity under this Section 8.5 shall not apply to any matters specifically dealt with in Sections 8.2, 8.4, 8.6 or 11.1(f).

8.6                                                                               Gross-Up for Taxes

(a)                                  Any and all payments made by or on behalf of any Borrower under this agreement or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of the Administrative Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body.  If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of the Administrative Agent or any Lender, the Borrower shall:

(i)                                     promptly notify the Administrative Agent of such requirement;

(ii)                                  pay to the Administrative Agent or such Lender, as the case may be, in addition to the Payment to which the Administrative Agent or such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by the Administrative Agent or such Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.6(a), whether assessable against the Borrower, the Administrative Agent or such Lender) equals the full amount the Administrative Agent or such Lender, as the case may be, would have received had no such deduction or withholding been required;

(iii)                               make such deduction or withholding;

(iv)                              pay to the relevant Official Body in accordance with applicable law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to the Administrative Agent or such Lender under this Section 8.6(a)), within the time period required by applicable law; and

(v)                                 as promptly as possible thereafter, forward to the Administrative Agent or such Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Lender, evidencing such payment to such Official Body.

(b)                                 If the Administrative Agent or any Lender is subject to Taxes under Part XIII of the Tax Act (or any successor part) in respect of any Payment made by the Borrower but such Taxes are not levied by way of deduction or withholding (all such Taxes being “Non-Withheld Part XIII Taxes”), the Borrower shall pay to the Administrative Agent or such Lender, as the case may be, at the time the Borrower makes such Payment and in addition to such Payment, such additional amount as is necessary to ensure that the total amount received by the Administrative Agent or such Lender, as the case may be, is equal to the Payment plus the amount of Non-Withheld Part XIII Taxes exigible in respect of the aggregate of the Payment and the additional amount payable under this Section 8.6(b).

(c)                                  In addition, the Borrower agrees to pay any and all present or future stamp or documentary taxes or excise or property taxes, charges or levies of a similar nature, which arise from any Payment made by it or from the execution, delivery or registration of, or otherwise with respect to, the Credit Documents and the transactions contemplated thereby (any such amounts being hereinafter referred to as “Other Taxes”).

(d)                                 The Borrower hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, including Non-Withheld Part XIII Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Lender, as applicable, and for all expenses, resulting from or relating to the Borrower’s failure to:

(i)                                     remit to the Administrative Agent or such Lender the documentation referred to in Section 8.6(a)(v);

(ii)                                  pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6)); or

(iii)                               pay to the Administrative Agent or applicable Lender any Non-Withheld Part XIII Taxes in accordance with Section 8.6(b),

whether or not such Taxes were correctly or legally assessed.  The Administrative Agent or any Lender who pays any Taxes or Other Taxes (other than Non-Withheld Part XIII Taxes), and the Administrative Agent or any Lender who pays any Non-Withheld Part XIII Taxes in excess of the amount (if any) paid by the Borrower on account thereof under Section 8.6(b), shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.6. Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or the Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(e)                                  If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 8.6, the Lender (other than Export Development Canada) or the Administrative Agent, as applicable, shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Taxes at the Borrower’s expense.

(f)                                    If any Lender or the Administrative Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by the Borrower under this Section 8.6, which refund or credit in the good faith judgment of such Lender or the Administrative Agent, as the case may be, is attributable to the Taxes giving rise to such payment made by the Borrower, then the Lender or the Administrative Agent, as the case may be, shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Lender or the Administrative Agent, as the case may be, which the Administrative Agent or such Lender, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible.  The Borrower, upon the request of the Administrative Agent or any Lender, agrees to repay the Administrative Agent or such Lender, as the case may be, any portion of any such refund or credit paid over to the Borrower that the Administrative Agent or such Lender, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Lender or the Administrative Agent, as the case may be, as a result of or related to such payment to such Official Body.  Neither the Administrative Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit.  None of the Lenders nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.6(f) or any other provision of this Section 8.6.

(g)                                 The Borrower also hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for any additional taxes on net income that the Administrative Agent or such Lender may be obliged to pay as a result of the receipt of amounts under this Section 8.6.

(h)                                 Any Lender that is entitled to an exemption from or reduction of withholding tax or Non-Withheld Part XIII Taxes under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law and reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Non-Withheld Part XIII Taxes.  In addition, (i) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Business Days thereof notify the Borrower and the Administrative Agent in writing. Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 8.6(h) that such Lender is not legally able to deliver.

(i)                                     Additional amounts payable under Section 8.6(a) and Non-Withheld Part XIII Taxes payable under Section 8.6(b) have the same character as the Payments to which they relate.  For greater certainty, for example, additional amounts payable under Section 8.6(a) or Non-Withheld Part XIII Taxes payable under Section 8.6(b), in respect of interest payable under a Credit Document, shall be payments of interest under such Credit Document.  All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

(j)                                     The Borrower’s obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

ARTICLE 9

REPAYMENTS AND PREPAYMENTS

9.1                                                                              Repayment of Credit Facility

(a)                                  The Borrower shall repay to the Lenders in full the outstanding credit granted to the Borrower under the Credit Facility on the Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.

(b)                                 At any time not earlier than September 16 of each year and no later than October 16 of each year, the Borrower may, by written request to the Administrative Agent (the “Extension Request”), request that this agreement be amended to extend the then current Maturity Date to a date one year later than the then current Maturity Date.  A copy of the Extension Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18.  Each Lender may, in its sole discretion and regardless of whether or not there is any Default hereunder, by written notice to the Administrative Agent, not later than 25 days after the Administrative Agent has distributed the Extension Request (the “Extension Response Period”), approve or decline the Extension Request.  If any Lender does not provide a response within the Extension Response Period, such Lender shall be deemed to have declined the Extension Request.  If each Lender approves the Extension Request, the Administrative Agent shall notify the Borrower and the Lenders of such approval and confirm the new Maturity Date, which new Maturity Date shall become effective on December 16 of such year.  If each of the Lenders does not approve the Extension Request, the Administrative Agent shall notify the Borrower and the Lenders and the Maturity Date shall not be extended.

9.2                                                                               Voluntary Prepayments

Subject to Section 9.3, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment.  Amounts which are prepaid as aforesaid in respect of the Credit Facility may be reborrowed.

9.3                                                                               Mandatory Prepayments

On each occasion that a Prepayment Trigger Event occurs, the Borrower shall give written notice thereof to the Administrative Agent and shall contemporaneously prepay outstanding credit granted to the Borrower under the Credit Facility in an amount as required in Section 11.2(d), provided that Section 8.4 shall be complied with in connection with any such prepayment.  Amounts which are prepaid as aforesaid may not be reborrowed.

9.4                                                                               Prepayment Notice

The Borrower shall give five Banking Days written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.2.  Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.10 and shall specify:

(a)                                  the date on which the prepayment is to take place; and

(b)                                 the type and principal amount of the Loan or the portion thereof which is to be prepaid.

9.5                                                                               Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

9.6                                                                               Repayment of Credit Excess

In the event that there is a Credit Excess with respect to the Credit Facility at any time, the Borrower shall repay to the Lenders on demand the amount of such Credit Excess.

ARTICLE 10

REPRESENTATIONS AND WARRANTIES

10.1                                                                        Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Lenders to extend credit hereunder, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent, as of the date of this agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Lenders and the Administrative Agent are relying upon such representations and warranties in entering into this agreement and in extending credit hereunder:

(a)                                  Status and Power of Obligors

Each Subject Entity is a body corporate, partnership or other juridical entity, duly incorporated or formed and organized and validly subsisting in good standing under the laws of the jurisdiction governing its existence.  Each Subject Entity is duly qualified, registered or licensed in all jurisdictions where the failure to do so would reasonably be expected to have a Material Adverse Effect.  Each Subject Entity has all requisite corporate or analogous capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted.  Each Obligor has all requisite corporate or analogous capacity to enter into, and carry out the transactions contemplated by, the Credit Documents to which is a party.

(b)                                 Authorization and Enforcement

All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Credit Documents to which it is a party.  Each Obligor has duly executed and delivered the Credit Documents to which it is a party.  The Credit Documents to which each Obligor is party are legal, valid and binding obligations of such Obligor, as the case may be, enforceable against such Person in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)                                  Compliance with Other Instruments

The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of the charter or constating documents or by laws of, or any shareholder agreement or declaration relating to, such Obligor or of any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor  benefits or to which its property is subject, and do not require the consent or approval of any Official Body or any other party.

(d)                                 Financial Statements

The consolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements.  The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of the Borrower as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of the Borrower throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Borrower, the Borrower does not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)                                  Litigation

There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Subject Entity) pending or threatened in writing against or affecting any Subject Entity before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)                                    Title to Assets

Each Subject Entity has good title to all of its property, assets and undertaking, free from any Liens other than Permitted Liens.

(g)                                 Conduct of Business

No Subject Entity is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) and which could reasonably be expected to have a Material Adverse Effect.  Each Subject Entity holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h)                                 Outstanding Defaults

No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Subject Entity is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect.

(i)                                     Solvency Proceedings

No Subject Entity has (other than a Subject Entity acquired after the date hereof pursuant to a Permitted Acquisition where any of the following events that apply to that Subject Entity occurred prior to the completion of the Permitted Acquisition):

(i)                                     admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)                                  in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)                               made an assignment for the benefit of its creditors;

(iv)                              consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)                                 filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada, the United States or other applicable jurisdiction or any subdivision thereof; or

(vi)                              been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Subject Entity with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(j)                                     Tax Returns and Taxes

Each Subject Entity has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k)                                  Expropriation

There is no present or threatened (in writing) expropriation of the property or assets of any Subject Entity, which expropriation could reasonably be expected to have a Material Adverse Effect.

(l)                                     Environmental Compliance.

(i)                                     All facilities and property (including underlying groundwater) owned, leased, used or operated by any Company have been, and continue to be, owned or leased in compliance with all Environmental Laws where any such non-compliance could reasonably be expected to have a Material Adverse Effect;

(ii)                                  There are no pending or threatened (in writing)

(A)                              claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any Environmental Law which could reasonably be expected to have a Material Adverse Effect;

(B)                                complaints, notices or inquiries to any Company regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

(iii)                               There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from any property now or previously owned, operated, used or leased by any Company that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;

(iv)                              Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business except where any such non-issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect; and

(v)                                 No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect.

(m)                               Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada)

The Borrower’s most recent audited balance sheet states that the Borrower has net assets of at least CDN$75,000,000.  The Borrower’s shares are traded on a Canadian stock exchange or a stock exchange designated under subsection 262(1) of the Tax Act.  The Borrower operates in a country that is a member of the Financial Action Task Force.  The Borrower is not a charity registered with the Canada Revenue Agency nor does it solicit charitable financial donations from the public. Neither the Borrower nor its Subsidiaries is a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control.

(n)                                 Partnerships and Joint Ventures

No Company is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant Company arising from such partnership, joint venture or syndicate could reasonably be expected to have a Material Adverse Effect.

(o)                                 Corporate Structure

Except as such information may change as a result of a transaction permitted hereby, the chart attached hereto as Schedule G as it may from time to time be updated in a Compliance Certificate delivered to the to the Administrative Agent in accordance with Section 11.1(a)(iii), sets out the corporate structure of all of the Subsidiaries of the Borrower (other than Inactive Subsidiaries) and accurately evidences (i) intercorporate Share ownership of the Subject Entities and (ii) ownership of all material mining projects.

(p)                                 Assets Insured

The property and assets of each Subject Entity are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which could reasonably be expected to result in a Material Adverse Effect.

(q)                                 Consents, Approvals, etc.

No consents, approvals, acknowledgements, undertakings, directions or other documents or instruments are required to be entered into by any Person to implement the transactions contemplated by the Finance Documents, other than consents and approvals, that have already been obtained and copies of which have been provided to the Administrative Agent).

(r)                                    Intellectual Property

Each Subject Entity owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its business without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect).  No Subject Entity has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Subject Entity could reasonably be expected to have a Material Adverse Effect and, to the best knowledge of the Borrower, no present or former employee of any Subject Entity and no other Person owns or claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Subject Entity that could reasonably be expected to have a Material Adverse Effect.

(s)                                  Employment and Labour Agreements

A true and complete copy of each collective bargaining agreement or other labour agreement covering any employees of any Subject Entity which the Administrative Agent has requested has been furnished to the Administrative Agent.  Each Subject Entity is in compliance with the terms and conditions of all such collective bargaining agreements and other labour agreements except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(t)                                    Agua Rica Project Owners

Northern Orion Argentina Holdings S.A., RAA Holdings S.A., Copper Holdings International LLC, Minera Agua Rica LLC, Minera Agua Rica Succursal and Orion Del Sur S.A. are the only Agua Rica Project Owners as at the date hereof.

(u)                                 No Omissions

None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

10.2                                                                        Survival of Representations and Warranties

All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this agreement until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

ARTICLE 11

COVENANTS

11.1                                                                        Affirmative Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a)                                  Financial Reporting

The Borrower shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Borrower has provided written notice of such filing to the Administrative Agent):

(i)                                     within 120 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year and the auditors’ report thereon in form and substance satisfactory to the Administrative Agent;

(ii)                                  within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, copies of the unaudited consolidated financial statements of the Borrower in form and substance satisfactory to the Administrative Agent;

(iii)                               concurrent with the deliveries of financial statements pursuant to either of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower;

(iv)                              within 120 days of the close of each Fiscal Year, statements in reasonable detail of the metal reserves and resources defined in accordance with Canadian National Instrument 43-101 owned by the Companies; and

(v)                                 such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time.

(b)                                 Copies of Public Filings

The Borrower shall, upon request, furnish the Administrative Agent with copies of all documents which are publicly filed by any Subject Entity with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which are not available on SEDAR.

(c)                                  Use of Proceeds

The Borrower shall apply all of the proceeds of the Credit Facility for its general corporate purposes including the financing of Permitted Acquisitions.

(d)                                 Insurance

The Borrower shall, and shall cause each other Subject Entity to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with industry practice and otherwise upon terms satisfactory to the Administrative Agent acting reasonably, all of the Subject Entity’s assets, property and undertaking.

(e)                                  Access to Senior Financial Officers

Upon the request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each other Subject Entity to, make available its senior financial officers to answer questions concerning such Subject Entity’s business and affairs.

(f)                                    Reimbursement of Expenses

The Borrower shall (i) reimburse each of the Administrative Agent and Joint-Lead Arrangers, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of any of the Administrative Agent or the Joint-Lead Arrangers (including, without limitation, the reasonable fees, disbursements and other charges of one primary counsel and any local or special counsel to the Administrative Agent as well as of any environmental, insurance or other consultants retained by the Administrative Agent, acting reasonably) in connection with the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and (ii) reimburse the Administrative Agent and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents.

(g)                                 Notice of Expropriation or Condemnation

The Borrower shall promptly notify the Administrative Agent of the commencement or the written threat of any expropriation or condemnation of any of the material assets, property or undertaking of any Subject Entity or of the institution of any proceedings related thereto.

(h)                                 Inspection of Assets and Operations

As and when reasonably requested at any time that no Default has occurred and is continuing, and immediately after prior written notice at any time that a Default has occurred and is continuing, the Borrower shall, and shall cause each other Subject Entity to, permit representatives of the Administrative Agent from time to time and representatives of the Lenders to inspect the assets, property or undertaking of any Subject Entity and for that purpose to enter on any property which is owned and controlled by any Subject Entity and where any of the assets, property or undertaking of the Subject Entity may be situated during reasonable business hours.

(i)                                     Change of Name, Office or Other Information

The Borrower shall notify the Administrative Agent in writing promptly of any change in (i) the corporate name of any Subject Entity; or (ii) the jurisdiction governing the existence of any Subject Entity.

(j)                                     Corporate Existence

Except as contemplated by any Permitted Corporate Reorganization, the Borrower shall, and shall cause each other Subject Entity to, maintain its legal existence.  The Borrower shall, and shall cause each other Subject Entity to, qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.

(k)                                  Conduct of Business

The Borrower shall, and shall cause each Subject Entity to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect.  The Borrower shall, and shall cause each Subject Entity to, perform all obligations incidental to any trust imposed upon it by statute where the failure to do so could reasonably be expected to have a Material Adverse Effect.  The Borrower shall, and shall cause each Subject Entity to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.

(l)                                     Taxes

The Borrower shall pay, and shall cause each Subject Entity to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the amount or validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(m)                               Notice of Litigation

The Borrower shall promptly notify the Administrative Agent of any actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Subject Entity) commenced or threatened in writing against or affecting any Subject Entity before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(n)                                 Environmental Matters

The Borrower shall, and shall cause each other Company to, as soon as practicable and in any event within 30 days, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect, and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(n).

(o)                                 Tangible Net Worth

The Borrower shall, at all times, cause the Tangible Net Worth to be greater than or equal to U.S.$2,300,000,000 (the “Minimum TNW”) as adjusted in accordance with this section.  In the event that an amount (the “Valuation Amount”) (i) previously accounted for as mineral properties is accounted for as goodwill as a result of any third party valuation, the Minimum TNW shall be reduced by 70% of the Valuation Amount; and (ii) previously accounted for as goodwill is accounted for as mineral properties as a result of any third party valuation, the Minimum TNW shall be increased by 70% of the Valuation Amount.

(p)                                 Net Total Debt to Tangible Net Worth Ratio

The Borrower shall, for each Fiscal Quarter, cause the Net Total Debt to Tangible Net Worth Ratio to be less than or equal to 0.75:1.

(q)                                 Leverage Ratio

The Borrower shall, for each Fiscal Quarter, cause the Leverage Ratio to be less than or equal to 3.5:1.

(r)                                    Intercompany Indebtedness

The Borrower shall cause all Indebtedness owing by any Obligor to another Company to be subordinated and postponed, pursuant to the Postponement and Subordination Undertaking, to the Obligations of such Obligor for so long as a Default has occurred and is continuing.  The Borrower shall cause any other Company, prior to the incurrence of any such Indebtedness, to execute and deliver to the Administrative Agent the Postponement and Subordination Undertaking or an instrument of adhesion thereto.

(s)                                  Books and Records

The Borrower shall, and shall cause each other Subject Entity to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles (which for purposes of any Subject Entity’s operations in a location outside of Canada shall mean generally accepted accounting principles or financial reporting standards in effect in such other location) and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours.

(t)                                    Notice of Default or Event of Default

Upon the occurrence of either a Default or an Event of Default of which the Borrower is aware, the Borrower shall promptly deliver to the Administrative Agent a notice specifying the nature and date of occurrence of such Default or Event of Default, the Borrower’ assessment of the duration and effect thereof and the action which the Borrower propose to take with respect thereto.

(u)                                 Guarantee Cover Threshold

In the event that the Guarantors’ Aggregate Revenue, based on the Compliance  Certificate delivered to the Administrative Agent in respect of the most recently completed Fiscal Year, is at the time of such delivery, less than the Guarantee Cover Threshold based on such Compliance Certificate, the Borrower will promptly cause such additional Guarantees to be given as may be required for such Guarantors’ Aggregate Revenue to exceed such Guarantee Cover Threshold,  with the Guarantors at such time being comprised, to the extent possible, firstly of Material Subsidiaries, secondly of Holding Company Subsidiaries and thirdly of other Subsidiaries of the Borrower.  The Borrower may, at its own election, cause additional Guarantees to be given from time to time.

The Borrower shall cause any future Material Subsidiary, Holding Company Subsidiary or other Subsidiary of the Borrower to comply with the following requirements prior to it becoming a Guarantor hereunder:

(i)                                     the Borrower shall forthwith cause such entity to duly execute and deliver to the Administrative Agent a Guarantee re: Credit Agreement and a Guarantee re: Syndicate Risk Management Agreements;

(ii)                                  the Borrower shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)                              a duly certified copy of the articles of incorporation and by-laws or analogous documents of such entity;

(B)                                a certificate of status or analogous certificate, if any, for such entity issued by the appropriate governmental body or agency of the jurisdiction governing the existence of such entity;

(C)                                a duly certified copy of the resolution of the board of directors of or analogous authorization, if any, of such entity authorizing it to execute, deliver and perform its obligations under each Credit Document to which such entity is a signatory;

(D)                               a certificate of an officer or analogous representative of such entity, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such entity is a signatory;

(E)                                 an opinion of such entity’s counsel addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such entity, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such entity is a party in the jurisdiction governing its existence and such other matters as the Administrative Agent may reasonably request; and

(F)                                 requisite information to identify such entity under applicable “know your client” legislation, delivered sufficiently in advance for each Lender to complete such identification;

(iii)                               the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(iv)                              all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required;

whereupon such entity shall become an Additional Guarantor for all purposes of this agreement.  In the event that a Material Subsidiary that is a Subsidiary of a Holding Company Subsidiary that is a Guarantor becomes an Additional Guarantor, the Guarantees of such Holding Company Subsidiary shall be terminated and released by the Administrative Agent.

(v)                                 International Cyanide Management Code

The Borrower shall, and shall cause each other Company to, cause the mines listed in Part II of the Application of the Borrower to become a signatory to the International Cyanide Management Code (the “Code”) (available at http://www.cyanide code.org/signatory_yamana.php) to achieve the Code certification within the periods required under Section 7 of the Code.

(w)                               Minas Argentinas (Barbados) Inc.

The Borrower shall cause Minas Argentinas (Barbados) Inc. to be promptly wound up into YAH BV on or prior to June 30, 2010.

(x)                                   [Intentionally deleted.]

(y)                                 Guarantees re: Syndicate Risk Management Agreements

The Borrower shall, on or prior to March 31, 2010,

(i)                                     cause the Borrower Guarantee and the Guarantees re: Syndicate Risk Management Agreements to be executed and delivered to the Administrative Agent;

(ii)                                  deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)                              a duly certified copy of the articles of incorporation and by-laws or analogous documents of each Obligor;

(B)                                a certificate of status or analogous certificate, if any, for each Obligor issued by the appropriate governmental body or agency of the jurisdiction governing the existence of such Obligor;

(C)                                a duly certified copy of the resolution of the board of directors of or analogous authorization, if any, of each Obligor authorizing it to execute, deliver and perform its obligations under each Credit Document referred to in Section 11.1(y)(i) to which such Obligor is a signatory;

(D)                               a certificate of an officer or analogous representative of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents referred to in Section 11.1(y)(i) to which such Obligor is a signatory; and

(E)                                 an opinion of each Obligor’s counsel addressed to the Qualified Risk Management Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such entity, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents referred to in Section 11.1(y)(i) to which such Obligor is a party in the jurisdiction governing its existence and such other matters as the Administrative Agent may reasonably request; and

(F)                                 to the extent not previously delivered, requisite information to identify such entity under applicable “know your client” legislation, delivered sufficiently in advance for each Lender to complete such identification.

On or prior to March 31, 2010,

(i)                                     the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all Guarantees to be delivered pursuant to this Section 11.1(y); and

(ii)                                  all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required in connection with the Guarantees to be delivered pursuant to this Section 11.1(y).

11.2                                                                        Restrictive Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a)                                  Liens

The Borrower shall not, and shall not permit or suffer any other Subject Entity to, enter into or grant, create, assume or suffer to exist any Lien on, any of its properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens and shall not permit or suffer any other

Company to, enter into or grant, create, assume or suffer to exist any Lien on any Indebtedness owing to the Company by an Obligor.

(b)                                 Corporate Existence

Except for Permitted Reorganizations, the Borrower shall not, and shall not permit or suffer any other Subject Entity to, change its legal existence (including by way of amalgamation, merger, winding-up, continuance or pursuant to a plan of arrangement) or change its issued and outstanding Shares.

(c)                                  Change in Business

The Borrower shall not, and shall not suffer or permit any other Subject Entity to, engage in any business other than the exploration, development, mining and related activities in connection with the mining of gold, silver or copper and activities incidental thereto.

(d)                                 Disposition of Assets

The Borrower shall not, and shall not suffer or permit any other Subject Entity to, at any time, sell, transfer, lease or otherwise dispose of any of, or grant options, warrants or other rights with respect to, any of its assets (including Investments and accounts receivable) to any Person, other than pursuant to a Permitted Reorganization or to an Obligor or Shares that are subject to the restrictions below relating specifically to the sale of Shares of any Company, unless:

(i)                                     such disposition is of output from any mining project owned by such Subject Entity and is made in the ordinary course of business;

(ii)                                  such disposition is of obsolete assets which are no longer used or required by such Subject Entity or of assets which are to be replaced;

(iii)                               subject always to the last two sentences of this Section 11.2(d), such disposition is of Investments for fair value in cash or other assets;

(iv)                              such disposition is of all or any portion of the Agua Rica Project, the Amancaya Project, the Jeronimo Project, the La Pepa Project, the Sao Francisco Mine, the Caiamar Project or the Sao Vincente Project; or

(v)                                 the net book value of all assets disposed of by Subject Entities (excluding, however, assets disposed of pursuant to clause (i) or (ii) above) in the same Fiscal Year does not exceed 5% of Total Assets as of the last day of the most recent Fiscal Year that has been reported by the Borrower to the Agent pursuant to Section 11.1(a)(i) and fair value in cash or other assets is received therefor.

Notwithstanding anything else set forth in this Section 11.2(d), the Borrower shall not, and shall not suffer or permit any Company to, sell, directly or indirectly, any of the Shares of any Company if, following such sale, the percentage ownership of the Borrower in a Subject Entity (other than a Holding Company Subsidiary that is a Guarantor or any Subsidiary in between such Holding Company and the relevant Material Subsidiary) (whether direct or indirect) would be reduced; provided, however, all of the Shares of such Subject Entity owned, directly or indirectly, by the Borrower may be sold if:

(i)                                     such sale is for cash or other assets at fair market value on an arm’s length basis;

(ii)                                  contemporaneously with the completion of such sale, the Borrower shall permanently reduce the Total Commitment Amount by an amount equal to the Lenders’ Share of the Net Proceeds and reduce the outstanding Obligations hereunder by the amount of any resulting Credit Excess.  “Lenders’ Share” means the amount, expressed as a percentage, obtained by dividing the Total Commitment Amount at the time of such sale by the sum of the Total Commitment Amount at the time of such sale and the aggregate outstanding principal amount of the Notes and any other unsecured and unsubordinated Indebtedness of the Borrower at the time of such sale which by its terms (x) enjoys the benefit of guarantees comparable to the Guarantees and (y) requires the Borrower to prepay or to offer to prepay such Indebtedness in an amount related to the net proceeds of such sale;

(iii)                               no Indebtedness to any Company shall be owed by any Company whose Shares are so sold or by any of its Subsidiaries;

(iv)                              no Default has occurred and is continuing at the time of such sale or would arise immediately thereafter; and

(v)                                 (I) the financial covenants set forth in Sections 11.1(o) — (q) and (II) the first sentence of Section 11.1(u) would be in compliance, on a pro forma basis, immediately following such sale.

Notwithstanding anything else set forth in this Section 11.2(d), the Borrower may permit a Subject Entity to sell all or substantially all of such Subject Entity’s assets or all or substantially all of such Subject Entity’s assets that relate to a mining project or a related business if:

(i)                                     such sale is for cash or other assets at fair market value on an arm’s length basis;

(ii)                                  contemporaneously with the completion of such sale, the Borrower shall permanently reduce the Total Commitment Amount by an amount equal to the Lenders’ Share of the Net Proceeds and reduce the outstanding Obligations hereunder by the amount of any resulting Credit Excess.  “Lenders’ Share” means the amount, expressed as a percentage, obtained by dividing the Total Commitment Amount at the time of such sale by the sum of the Total Commitment Amount at the time of such sale and the aggregate outstanding principal amount of the Notes and any other unsecured and unsubordinated Indebtedness of the Borrower at the time of such sale which by its terms (x) enjoys the benefit of guarantees comparable to the Guarantees and (y) requires the Borrower to prepay or to offer to prepay such Indebtedness in an amount related to the net proceeds of such sale;

(iii)                               no Indebtedness to any Company shall be owed by any Subject Entity whose assets are so sold;

(iv)                              no Default has occurred and is continuing at the time of such sale or would arise immediately thereafter; and

(v)                                 (I) the financial covenants set forth in Sections 11.1(o) — (q) and (II) the first sentence of Section 11.1(u) would be in compliance, on a pro forma basis, immediately following such sale.

(e)                                  Distributions

The Borrower shall not make any Distribution if (x) a Default has occurred and is continuing at the time of making any such Distribution or (y) a Default would arise immediately after the making of any such Distribution.

(f)                                    Indebtedness

The Borrower shall not, and shall not suffer or permit any other Subject Entity to create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(g)                                 Certain Indebtedness of Companies

The Borrower shall not, and shall not suffer or permit any other Company to create, incur, assume or suffer to exist or otherwise become or be liable in respect of any Risk Management Obligations other than pursuant to any Permitted Risk Management Agreement or any guarantee thereof.

(h)                                 Acquisitions

The Borrower shall not, and shall not suffer or permit any other Company to make any Acquisitions other than Permitted Acquisitions.

(i)                                     [Intentionally deleted.]

(j)                                     Sale Leasebacks

The Borrower shall not, and shall not suffer or permit any of the other Subject Entity to, enter into any Sale Leasebacks with any Person that is not a Subject Entity.

(k)                                  Investments

The Borrower shall not, and shall not permit any other Subject Entity to, make any Investments in any Person, except:

(i)                                     extensions of trade credit and asset purchases in the ordinary course of business;

(ii)                                  Investments in Cash and Cash Equivalents;

(iii)                               Investments in any Company; and

(iv)                              additional Investments in a business of the nature referred to in Section 11.2(c) made at a time when no Default has occurred and is continuing or would arise as a result of such Investment, provided, however, Investments (whether by way of loan or otherwise) in After-Acquired Material Subsidiaries shall not exceed U.S.$150,000,000 in the aggregate in any Fiscal Year.

(l)                                     Transactions with Affiliates

The Borrower shall not, and shall not suffer or permit any other Subject Entity to, enter into any transaction including, without limitation, any management or consulting agreement with any of its Affiliates which could reasonably be expected to have a Material Adverse Effect.

11.3                                                                        Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this agreement which the Borrower fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent.  Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1                                                                        Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)                                  the Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

(b)                                 no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)                                  the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date; and

(d)                                 the Credit Facility has not been terminated pursuant to Section 2.4.

12.2                                                                        Conditions Precedent to Effectiveness of Agreement

This agreement shall become effective upon the fulfilment of the following conditions precedent:

(a)                                  each Obligor has executed and delivered to the Administrative Agent the Guarantee Confirmations, in form and substance satisfactory to the Administrative Agent;

(b)                                 each relevant Subsidiary has executed and delivered to the Administrative Agent the Postponement and Subordination Undertaking in form and substance satisfactory to the Administrative Agent;

(c)                                  the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)                                     a duly certified copy of the articles of incorporation and by-laws or comparable documents of each Obligor or a certificate of an Obligor certifying that there have been no changes to such documents since the equivalent was certified and delivered to the Administrative Agent in connection with the Existing Credit Agreement;

(ii)                                  a certificate of status or good standing for each Obligor issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated (other than with respect to any Obligor whose jurisdiction of incorporation does not customarily offer such certificates);

(iii)                               a duly certified copy of the resolution of the board of directors and, where applicable, of the shareholders of each Obligor authorizing it to execute, deliver and perform its obligations under the Credit Documents to which such Obligor is a signatory;

(iv)                              a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Obligor is a signatory (other than with respect to any Subsidiary with respect to the Finance Documents to which it is a signatory are all executed before a notary public);

(v)                                 a certificate of a senior officer of the Borrower, in such capacity, certifying that, to the best of its knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon the initial extension of credit under the Credit Facility;

(vi)                              an opinion of counsel to the Borrower, addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of the Borrower, the due authorization, execution and delivery and the validity and enforceability of this agreement and the Joint-Lead Arranger Fee Letter and such other matters as the Lenders may reasonably request;

(vii)                           an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Lenders in connection with the transactions hereunder (including, without limitation, the legality, validity and binding nature obligations of this agreement);

(d)                                 there shall exist no pending or threatened litigation, proceedings or investigations which (x) contest the consummation of the Credit Facility or any part thereof or (y) could reasonably be expected to have a Material Adverse Effect;

(e)                                  the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws (including, without limitation, all securities laws, requirements and policies) have been complied with, and all searches and registrations made, in respect of all agreements and transactions referred to herein;

(f)                                    there shall not have occurred a Material Adverse Change since December 31, 2011; and

(g)                                 the Borrower shall have paid to the Administrative Agent, for and on behalf of the Joint-Lead Arrangers, all fees and expenses required to be paid pursuant to the Joint-Lead Arranger Fee Letter.

12.3                                                                        Waiver

The terms and conditions of Sections 12.1-12.2 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Sections 12.1-12.2 in whole or in part in respect of any other extension of credit.

ARTICLE 13
DEFAULT AND REMEDIES

13.1                                                                        Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)                                  the breach by the Borrower of the provisions of Section 9.1 or 9.3;

(b)                                 the failure of any Obligor to pay any amount due under the Credit Documents (other than amounts due pursuant to Section 9.1 or 9.3) within two Banking Days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Borrower receiving written notice of such default from the Administrative Agent;

(c)                                  the commencement by any Company or by any other Person of proceedings for the dissolution, liquidation or winding up of such Company or for the suspension of operations of such Company (other than such proceedings that are part of a Permitted Corporate Reorganization or commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement);

(d)                                 if any Company ceases or threatens to cease to carry on its business (other than as part of a Permitted Corporate Reorganization) or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)                                  any event occurs with respect to any Company which under the laws of any jurisdiction is analogous to any of the events described in Section 13.1(c) or (d), provided that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in Section 13.1(c) or (d);

(f)                                    if any representation or warranty made by any Obligor in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Obligor proves to have been incorrect when made or furnished;

(g)                                 if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Subject Entity in connection with any judgment against it in an amount of at least U.S.$50,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(h)                                 the breach or failure of due observance or performance by the Borrower of Section 11.1(o), 11.1(p) or 11.1(q), any provision of Section 11.2 or 15.7;

(i)                                     the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for 25 Banking Days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Borrower receiving written notice of such default from the Administrative Agent;

(j)                                     if one or more encumbrancers, liens or landlords take possession of any part of the property of any Subject Entity or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least U.S.$50,000,000;

(k)                                  any Subject Entity is in default (as principal or as guarantor or other surety) in the performance of or compliance with any term of any evidence of any Indebtedness under any Debt Facility or of any mortgage, indenture or other agreement relating thereto and as a consequence of such default such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment;

(l)                                     a default shall occur in the performance or observance of any obligation or conditions with respect to any Indebtedness (other than Indebtedness hereunder)

of any Subject Entity if the effect of such default would reasonably be expected to have a Material Adverse Effect;

(m)                               the occurrence of a Change of Control of the Borrower without the prior written consent of the Majority Lenders;

(n)                                 any Credit Document shall terminate (other than in accordance with its terms) or cease in whole or in any material part to be the legal, valid, binding and enforceable obligation of any Obligor party thereto (other than pursuant to a Permitted Corporate Reorganization) and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such termination or cessation, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Credit Document;

(o)                                 the Postponement and Subordination Undertaking shall terminate (other than in accordance with its terms) or ceases in whole or in any material part to be the legal, valid, binding and enforceable obligations of any party thereto and the Postponement and Subordination Undertaking has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to the Postponement and Subordination Undertaking, assuming the Postponement and Subordination Undertaking had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such termination or cessation, provided, however, that such grace period shall only be provided if the Obligors actively co-operate with the Administrative Agent to so replace the Postponement and Subordination Undertaking;

(p)                                 any Company shall, contest in any manner the effectiveness, validity, binding nature or enforceability of any Finance Document; or

(q)                                 a Material Adverse Change occurs;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c), (d) or (e) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all indebtedness of the Borrower to the Lenders pursuant to this agreement to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable, all of which are expressly waived by the Borrower (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c), (d) or (e) above).

13.2                                                                        Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Finance Parties under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by any Finance Party of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which such Finance Party may be lawfully entitled for the same default or breach.  Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default.  No failure or delay by any Finance Party in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.3                                                                        Set Off

In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, each Finance Party is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by such Finance Party to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to such Finance Party under the Credit Documents.

ARTICLE 14
THE ADMINISTRATIVE AGENT

14.1                                                                        Appointment and Authorization of Administrative Agent

(a)                                  Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize, the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto.  Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

(b)                                 Each Lender hereby also appoints and authorizes, for and on behalf of each of its Affiliates who is a Qualified Risk Management Lender, the Administrative Agent to take such actions as agent on behalf of each such Affiliate and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Lender, for and on behalf of each of such Affiliates, by the terms hereof, together with such powers as are reasonably incidental thereto.  Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders or any of its Affiliates who are a Qualified Risk Management Lender for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender, for and on behalf of each of such Affiliates, hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.  Each Lender, for and on behalf of each of its Affiliates who is a Qualified Risk Management Lender, acknowledges that the Administrative Agent shall enjoy the full benefit of this Article 14 with respect to any such Affiliates.

14.2                                                                        Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 15.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3                                                                        Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4                                                                        Documents

The Administrative Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5                                                                        Administrative Agent as Lender

With respect to those portions of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Lender and may exercise the same as though it were not the Administrative Agent.  The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its Affiliates and Persons doing business with the Borrower and/or any of its Affiliates as if it were not the Administrative Agent and without any obligation to account to the Lenders therefor.

14.6                                                                        Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Lenders under the Credit Documents are only those expressly set forth herein.  The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred.  The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7                                                                        Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or under the Guarantees or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders.  Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders.  The Administrative Agent shall incur no liability to the Lenders under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct.  The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders.  In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8                                                                        Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.  If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9                                                                        Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)                                  to any Obligor or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Credit Documents;

(b)                                 to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of its obligations under any of the Credit Documents; or

(c)                                  to any Lender or Lenders for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

14.10                                                                 Indemnification

The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11                                                                 Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)                                  in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Subject Entities and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)                                 so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Subject Entities.

14.12                                                                 Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Lenders.  Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment.  If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of Cdn.$250,000,000 and has an office in Toronto.  Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender).  After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13                                                                 Delegation by Administrative Agent

The Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14                                                                 Waivers and Amendments

(a)                                  Subject to Sections 14.14(b) -  14.14(d) any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)                                 Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i)                                   increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender with respect to the Credit Facility;

(ii)                                extend the Maturity Date;

(iii)                             extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate or amount of interest thereon, or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility or amend or waive any provision providing for the pro rata nature of payments to, or distributed by, the Lenders;

(iv)                            change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(v)                               reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(vi)                            permit any subordination of any of the Obligations;

(vii)                         other than pursuant to Section 14.21, release or discharge any of the Guarantees, in whole or in part; or

(viii)                      alter the terms of this Section 14.14 or the fourth sentence of Section 15.5(c).

(c)                                The Borrower may at any time, by written request to the Administrative Agent (each, a “Unanimous Lender Request”), request an amendment or waiver that requires the prior written consent of each Lender pursuant to Section 14.14(b).  A copy of the Unanimous Lender Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18.  Each Lender may in its sole discretion and provided there is any Default outstanding hereunder, by written notice to the Administrative Agent (the “Unanimous Lender Response Notice”), within 15 days of the Administrative Agent’s receipt of the Unanimous Lender Request (the “Unanimous Lender Response Period”), approve or decline the Unanimous Lender Request.  If any Lender does not provide a Unanimous Lender Response Notice within the Unanimous Lender Response Period, such Lender shall be deemed to have declined the Unanimous Lender Request.  If Lenders with Individual Commitments that in the aggregate are greater than 30%

of the aggregate Individual Commitments of all Lenders do not approve the Unanimous Lender Request, the Administrative Agent shall notify the Borrower and the Lenders that the Unanimous Lender Request has been declined;

(d)                               if Lenders with Individual Commitments that in the aggregate are equal to or greater than 70% but less than 100% of the aggregate Individual Commitments of all Lenders approve the Unanimous Lender Request within the Unanimous Lender Response Period (the “Approving Lenders”), the following shall apply:

(i)                                   On or before the second Business Day after the Unanimous Lender Response Period, the Agent shall give written notice (the “Acquisition Request Notice”) to the Borrower and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Unanimous Lender  Request (the “Declining Lenders”) and their respective Individual Commitments.

(ii)                                Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”).  Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”).  If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents.  If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Finance Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender.  On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender.  Each of such acquisitions shall be completed on the date which is fifteen days following the giving of the Acquisition Notice in accordance with the procedures set out in Section 15.5(c).  If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (“Substitute Lenders”) who qualify as Lenders, are satisfactory to the Administrative Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Finance Documents on the date which is fifteen days following the giving of the Acquisition Notice in accordance with the procedures set out in Section 15.5(c).  Any outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facility which is not so acquired by Approving Lenders or Substitute Lenders shall be repaid and the Individual Commitments of the Declining Lenders not so acquired shall be cancelled on the date which is fifteen days following the giving of the Acquisition Notice and the amount of the Credit Facility shall thereupon be reduced by the aggregate of the Individual Commitments so cancelled.  The Borrower shall comply with Section 8.4 in connection with any such prepayment and/or acquisition as set forth above.

(e)                                  No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent or the Overdraft Lender shall be effective without the prior written consent of the Administrative Agent or the Overdraft Lender, as the case may be.

14.15                                                                 Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16                                                                 Adjustments among Lenders after Acceleration

(a)                                The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)                               The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(c)                                For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and 14.16(b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrower to it under the Finance Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

(d)                               The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17                                                                 Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders with respect to the Credit Facility), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18                                                                 Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19                                                                 Determination of Exposures

Prior to any distribution of Guarantee Payments to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure, each such calculation to be certified true and correct by the Finance Party providing same.  Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent.  Any such calculation provided by a particular Finance Party which is approved by the Administrative

Agent shall, absent manifest error, constitute prima facie evidence of such Finance Party’s Exposure at such time.  If the Administrative Agent does not approve any such calculation provided by a particular Finance Party, the Administrative Agent and such Finance Party shall, expeditiously and in good faith, make a determination of such Finance Party’s Exposure which the Administrative Agent approves.  With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties.  For the purposes of determining a particular Finance Party’s Exposure as of a particular date:

(a)                                  the Exposure of a Lender under this agreement shall be the aggregate amount (expressed in United States dollars) owing to such Lender thereunder on such date; and

(b)                                 the Exposure of a Qualified Risk Management Lender in respect of Syndicate Risk Management Agreements shall be measured as the net exposure of such Qualified Risk Management Lender under all Syndicate Risk Management Agreements to which such Qualified Risk Management Lender is a party, being the aggregate exposure of such Qualified Risk Management Lender thereunder less the aggregate exposure of the Obligors thereunder; the exposure of party to a Syndicate Risk Management Agreement shall be, in the case of a Syndicate Risk Management Agreement which has not been terminated as of such date, the total amount which such party would be obligated to pay to the other party under such Syndicate Risk Management Agreement in the event of the early termination by such other party as of such date of such Syndicate Risk Management Agreement as a result of the occurrence of a default or event of default (however specified or designated) with respect to such party thereunder or, in the case of a Syndicate Risk Management Agreement which has been terminated as of such date, the total amount which such party is obligated to pay to the other party under such Syndicate Risk Management Agreement, in each case expressed in United States dollars.

14.20                                                                 Application of Guarantee Payments

(a)                                All Guarantee Payments shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Guarantee Payments being applied and distributed, as follows:

(i)                                   firstly, to the payment of all reasonable costs and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Guarantees;

(ii)                                secondly, to the payment or prepayment of the Obligations (including holding as cash collateral to be applied against Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures; and

(iii)                               the balance, if any, to the Borrower or otherwise in accordance with applicable law.

14.21                                                                 Release of Guarantees

(a)                                The Borrower may request, at any time that no Default has occurred and is continuing and not in connection with the sale, transfer or other disposition of the Shares of the subject Guarantor, a release of any Guarantee provided that:

(i)                                   the Borrower has provided evidence satisfactory to the Administrative Agent, upon such release, the Borrower would be in pro forma compliance with the first sentence of Section 11.1(u) immediately after such release;

(ii)                                no Default would occur immediately following such release;

(iii)                             immediately following such release, the subject Guarantor shall not have provided any other guarantee in connection with any Permitted Indebtedness permitted under clause (b) of the definition thereof; and

(iv)                            in connection with any release of any Guarantees as contemplated in the last sentence of the definition of “Guarantor Exception”, the relevant Holding Company Subsidiary shall become a Guarantor pursuant to Section 11.1(u) contemporaneously with such release.

(b)                                 To the extent a sale, transfer or other disposition of the assets, property and undertaking of the Borrower and its Subsidiaries permitted pursuant to Section 11.2(d) includes the Shares of any Guarantor and provided that the Borrower has provided to the Administrative Agent a certificate, in form and substance satisfactory to the Administrative Agent, certifying that (i) such sale or other disposition is permitted pursuant to Section 11.2(d), (ii) no Default has occurred and is continuing, (iii) the Borrower would be in pro forma compliance with the financial covenants set forth in Section 11.1(o) — (q) and the first sentence of Section 11.1(u) immediately after such sale, transfer or other disposition (and the requested release of Guarantees) and (iv) immediately following such release, such Guarantor shall not have provided any other guarantee in connection with any Permitted Indebtedness permitted under clause (b) of the definition thereof, the Finance Parties hereby authorize the Administrative Agent, at the cost and expense of the Borrower, to execute such releases and other instruments which are necessary for the purpose of releasing the relevant Guarantees (as it relates to such Guarantor).  Subsequent to any such sale, transfer or other disposition that includes the Shares of any Guarantor and provided that the Borrower has provided to the Administrative Agent the aforesaid certificate, such Guarantor shall forthwith cease to be a Company.

14.22                                                                 Survival

The provisions of this Article 14 and all other provisions of this agreement which are necessary to give effect to each of the provisions of this Article 14 shall survive repayment in full of all credit outstanding under the Credit Facility and the termination of the commitments of the Lenders thereunder until such time as all Obligations have been permanently repaid in full and all commitments of the Finance Parties thereunder have been terminated.

14.23                                                                 Entering into Contracts

Each Lender hereby irrevocably authorizes the Administrative Agent to enter into the Guarantees as agent for and on behalf of each such Lender and the Borrower hereby expressly acknowledges the authority of the Administrative Agent to so enter into the Guarantees.

ARTICLE 15
MISCELLANEOUS

15.1                                                                        Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner.  Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery.  Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

15.2                                                                        Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

15.3                                                                        Counterparts

This agreement may be executed and delivered in one or more original or faxed signed counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

15.4                                                                        Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

15.5                                                                        Assignment

(a)                                  Neither the Credit Documents nor the benefit thereof may be assigned by the Borrower.

(b)                                 A Lender may at any time sell to one or more other Persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder.  In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this agreement to the Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to the Lender in connection with the Lender’s rights under this agreement.  The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the Lender under this agreement.  The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation; provided, that, no Participant shall be entitled to receive any greater amount pursuant to such Article than the Lender would have been entitled to receive in respect of the amount of the participation transferred by such Lender to such Participant had no such transfer occurred.

(c)                                  With the prior written consent of, (x) the Borrower (which consent shall not be required (i) if such sale is to one or more other Lenders or to an Affiliate of any Lender and such assignment would not impose on the Borrower at the time of the assignment any liability under Section 8.6 or (ii) in circumstances where an Event of Default has occurred and is continuing), (y) the Overdraft Lender and (z) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Persons (“Purchasing Lenders”).  No consent shall be required in the case of the sale by a Lender listed in Schedule II or Schedule III of the Bank Act (Canada) to its Affiliate that is listed in Schedule II or Schedule III to the Bank Act (Canada).  Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased.  Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of U.S.$3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to specific Individual Commitments with respect to the Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in Section 15.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrower.  Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the Credit Facility, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender with respect to the Credit Facility.  Notwithstanding any other provision hereof, a Lender may not at any time sell all or any part of its rights and obligations under the Credit Documents to the Borrower or any of the Borrower’s Affiliates.  Notwithstanding any other provision hereof, any Lender may at any time, without the consent of the Borrower, the Overdraft Lender or the Administrative Agent, assign all or any portion of its rights under this agreement to a Federal Reserve Bank; provided, however, that no such assignment to a Federal Reserve Bank shall release the assignor Lender from its obligations hereunder.  For certainty, no consent shall be required for any pledge by a Lender to the Federal Reserve Bank or a central bank of such Lender’s interest hereunder.

(d)                                 The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any Credit Document and any and all financial information in their possession concerning the Subject Entities which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Subject Entities prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any Person other than its non brokerage affiliates, employees, accountants or legal counsel on a need-to-know basis, unless required by law.

15.6                                                                        Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

15.7                                                                        Further Assurances

The Borrower shall, and shall cause the Guarantors to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto.

15.8                                                                      Judgment Currency

(a)           If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.8 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)            the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)           the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.8(a)(ii) being hereinafter in this Section 15.8 referred to as the “Judgment Conversion Date”).

(b)           If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)           Any amount due from the Borrower under the provisions of Section 15.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)           The term “rate of exchange” in this Section 15.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

15.9                                                                      USA PATRIOT Act Notice

Each Lender that is subject to the Act (as hereinafter defined) and the  Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of  the  Borrower and other information that will allow such Lender or the  Administrative Agent, as applicable, to identify  the  Borrower in accordance with the Act.   The Borrower shall promptly deliver information described in the immediately preceding sentence when requested by Administrative Agent or any Lender in writing pursuant to the requirements of the Patriot Act.

15.10                                                               No Fiduciary Duty

Each Lender and its Affiliates (collectively, solely for purposes of this Section 15.10 the “Banks”), may have economic interests that conflict with those of the Borrower, its shareholders and/or their Affiliates.  The Borrower acknowledges and agrees that (i) the transactions contemplated by the Credit Documents (including the exercise of rights and remedies hereunder and thereunder) (the “Credit Document Transactions”) are arm’s-length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other, and (ii) in connection with the Credit Document Transactions and with the process leading thereto, (x) no Bank has assumed an advisory or fiduciary responsibility in favor of the Borrower, its shareholders or its Affiliates with respect to the Credit Document Transactions or the process leading thereto (irrespective of whether any Bank has advised, is currently advising or will advise the Borrower, its shareholders or its Affiliates on other matters) except the obligations expressly set forth in the Credit Documents and any obligations of the Joint-Lead Arrangers in connection with the Credit Facility and (y) each Lender is acting solely as principal and not as the agent or fiduciary of the Borrower, its management, shareholders, creditors or any other Person in respect of the Credit Document Transactions except as otherwise expressly set forth in the Credit Documents or in connection with their obligations as Joint-Lead Arrangers in connection with the Credit Facility.  The Borrower agrees that it will not claim that any Bank has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with the Credit Document Transactions or the process leading thereto except as otherwise expressly set forth in the Credit Documents and any obligations of the Joint-Lead Arrangers in connection with the Credit Facility.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Yamana Gold Inc. Royal Bank Plaza, North Tower 200 Bay Street, Suite 2200		YAMANA GOLD INC.
Toronto, Ontario M5J 2J3		By:	(signed) “Charles Main”
Charles Main
Attention:	Charles Main,		Chief Financial Officer
Chief Financial Officer
Telefax:	(416) 815-0021

By:
Name:
Title:

Amended and Restated Credit Agreement

The Bank of Nova Scotia Global Loan Syndications 40 King Street West Scotia Plaza, 62nd Floor		THE BANK OF NOVA SCOTIA, as Administrative Agent
Toronto, Ontario M5W 2X6		By:	(signed) “Robert Boomhour”
Robert Boomhour
Attention:	Managing Director		Director
Telefax:	(416) 866-3329

		By:	(signed) “Clement Yu”
Clement Yu
Associate

The Bank of Nova Scotia Corporate Banking — Global Mining 40 King Street West		THE BANK OF NOVA SCOTIA, as Lender
Scotia Plaza, 62nd Floor		By:	(signed) “Michael Eddy”
Toronto, Ontario M5W 2X6			Michael Eddy
Managing Director
Attention:	Managing Director
Telefax:	(416) 866-2009
		By:	(signed) “Carla Dundas”
Carla Dundas
Associate Director

Amended and Restated Credit Agreement

The Royal Bank of Scotland N.V., (Canada) Branch	THE ROYAL BANK OF SCOTLAND, N.V. (CANADA) BRANCH

79 Wellington Street West
Suite 1610	By:	(signed) “Shehan De Silva”
Toronto, Ontario M5K 1G8		Shehan De Silva
Vice President
Attention: Vice President
Telefax: (416) 367-7937
	By:	(signed) “David Wright”
David Wright
Head of Client Management Canada

Amended and Restated Credit Agreement

BNP Paribas (Canada) 77 King Street West Suite 4100, Royal Trust Tower Toronto, Ontario M5K 1N8	BNP PARIBAS (CANADA)

Attention: Director or Managing Director	By:	(signed) “Evan Ivanov”
Telefax: 416 947 3538		Evan Ivanov
Director

	By:	(signed) “Allan Fordyce”
Allan Fordyce
Senior Banker and Managing Director

Amended and Restated Credit Agreement

Bank of America, N.A., Canada Branch 181 Bay Street Suite 400 Toronto, Ontario M5J 2V8		BANK OF AMERICA, N.A., CANADA BRANCH
		By:	(signed) “Medina Sales de Andrade”
Attention:	Medina Sales de Andrade, VP		Medina Sales de Andrade
Telefax:	(312) 453-4041		Vice President

By:
Name:
Title:

Amended and Restated Credit Agreement

Royal Bank of Canada Royal Bank Plaza P.O. Box 50, 200 Bay Street 5th Floor, South Tower Toronto, ON M5J 2W7	ROYAL BANK OF CANADA

Attention: Director, Corporate Banking	By:	(signed) “Stam Fountoulakis”
Telefax: 416-842-5320		Stam Fountoulakis
Authorized Signatory

By:
Name:
Title:

Amended and Restated Credit Agreement

Canadian Imperial Bank of Commerce Global Mining BCE Place 161 Bay St., 8th Floor Toronto, ON M5J 2S8	CANADIAN IMPERIAL BANK OF COMMERCE

Attention: Executive Director	By:	(signed) “Peter Rawlins”
Telefax: 416-594-8347		Peter Rawlins
Executive Director

	By:	(signed) “Deepak Dave”
Deepak Dave
Director

Amended and Restated Credit Agreement

Export Development Canada 150 Slater Ottawa, Ontario K1A 1K3		EXPORT DEVELOPMENT CANADA

Attention:	Loans Services	By:	(signed) “Christiane De Billy”
Telefax:	613-598-2514		Christiane De Billy
Email:	loans.services@edc.ca		Financing Manager

with a copy to:		By:	(signed) “Ranya Gabriel”
Ranya Gabriel
Attention:	Asset Management		Senior Associate
Fax No.:	613-598-3186

Amended and Restated Credit Agreement

Bank of Tokyo-Mitsubishi UFJ (Canada) Royal Bank Plaza, South Tower, Suite 1700 Toronto, Ontario M5J 2J1	BANK OF TOKYO-MITSUBISHI UFJ (CANADA)

Attention: Senior Vice President	By:	(signed) “Angelo Bisutti”
Telefax: 416-865-9511		Angelo Bisutti
Senior Vice President

By:
Name:
Title:

Amended and Restated Credit Agreement

Barclays Bank PLC 745 Seventh Avenue, 26th Floor New York, NY 10019		BARCLAYS BANK PLC

Attention:	Michael Mozer	By:	(signed) “Michael J. Mozer”
Telefax:	(212) 526-5115		Michael J. Mozer
Vice President

By:
Name:
Title:

Amended and Restated Credit Agreement

Credit Suisse AG, Toronto Branch 1 First Canadian Place, Suite 2900 P.O. Box 301 Toronto, Ontario M5X 1C9	CREDIT SUISSE AG, TORONTO BRANCH

Attention: Alain Daoust, Director	By:	(signed) “Alain Daoust”
Telefax: 416-352-4576		Alain Daoust
Director

	By:	(signed) “Andrew Stewart”
Andrew Stewart
Chief Financial Officer

Amended and Restated Credit Agreement

CITIBANK, N.A., CANADA BRANCH 123 Front Street West, 11th Floor Tornot, Ontario M5J 2M3	CITIBANK, N.A., CANADIAN BRANCH

Attention: Mary Vlahos	By:	(signed) “Isabelle Côté”
Telefax: 416 915 6290		Isabelle Côté
Authorized Officer

By:
Name:
Title:

Amended and Restated Credit Agreement

National Bank of Canada 1155 Metcalfe Street, 5th Floor Montreal, Quebec H3B 4S9	NATIONAL BANK OF CANADA
Attention: Roch Ledoux, Director	By:	(signed) “Roch Ledoux”
Telefax: (514) 390-7860		Roch Ledoux
Director

	By:	(signed) “André Marenger”
André Marenger
Director

Amended and Restated Credit Agreement

Société Générale (Canada Branch) 100 Yonge Street, Suite 1002 Toronto, Ontario M5C 2W1		SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

Attention:	Michael Manion	By:	(signed) “Michael Manion”
Telefax:	(416) 364-1879		Michael Manion
Director

		By:	(signed) “Simona Lungu”
Simona Lungu
Director

Amended and Restated Credit Agreement

The Toronto-Dominion Bank 66 Wellington Street West, 10th Floor Toronto, Ontario M5K 1A2	THE TORONTO-DOMINION BANK

Attention: Liza Straker	By:	(signed) “Liza Straker”
Telefax: 416.308.4481		Liza Straker
Vice President

	By:	(signed) “Adam Newman”
Adam Newman
Managing Director

Amended and Restated Credit Agreement

Morgan Stanley Bank, N.A. One Utah Center 201 South Main Street, 5th Floor Salt Lake City, Utah 84111	MORGAN STANLEY BANK, N.A.

Attention: Edward Henley	By:	(signed) “Michael King”
Telefax: 212-404-9645		Michael King
Authorized Signatory

By:
Name:
Title:

Amended and Restated Credit Agreement

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia	$75,000,000
The Royal Bank of Scotland, N.V. (Canada) Branch	$75,000,000
BNP Paribas (Canada)	$67,500,000
Bank of America N.A., Canada Branch	$67,500,000
Royal Bank of Canada	$67,500,000
Canadian Imperial Bank of Commerce	$67,500,000
Export Development Canada	$50,000,000
Bank of Tokyo-Mitsubishi UFJ (Canada)	$50,000,000
Barclays Bank PLC	$35,000,000
Credit Suisse AG, Toronto Branch	$35,000,000
Citibank, N.A., Canadian Branch	$35,000,000
National Bank of Canada	$35,000,000
Société Générale (Canada Branch)	$35,000,000
The Toronto-Dominion Bank	$35,000,000
Morgan Stanley Bank, N.A.	$20,000,000

SCHEDULE B
COMPLIANCE CERTIFICATE

TO:                          THE BANK OF NOVA SCOTIA

I,                                         , the [senior financial officer] of Yamana Gold Inc., hereby certify that:

1.                                       I am the duly appointed <*> of Yamana Gold Inc., the Borrower named in the amended and restated credit agreement made as of February 29, 2012 as amended (the “Credit Agreement”) between, Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Yamana Gold Inc. pursuant to the Credit Agreement.

2.                                       I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.                                       To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending                                               , the amounts and financial ratios as contained in Sections 11.1(o), 11.1(p) and  11.1(q) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

		Actual Amount or Ratio	Required Amount or Ratio
(a)	Tangible Net Worth		U.S.$
(b)	Net Total Debt to Tangible Net Worth Ratio		< 0.75:1>
(c)	Leverage Ratio		< 3.5:1

4.                                       (1) Attached hereto is a revised updated Schedule G of the Credit Agreement.

5.                                       Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

(1)    Only required to extent necessary pursuant to Section 10.1(o) of the Credit Agreement.

6.                                       As at the last day of the Fiscal Quarter ending <*>, <*>, the Permitted Jurisdictions are <*>, <*> and <*>.

DATED this                day of                           , 20        .

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

CALCULATION WORKSHEET

Tangible Net Worth

Actual:

Equity as of financial statements dated [ ]	U.S.$
Less:
Goodwill, Other Intangible Assets and Accumulated Other Comprehensive Income	U.S.$( )
Tangible Net Worth	U.S.$ (A)

Minimum Required:

(2)Minimum TNW	US$<*>

Compliance                              [Yes]/[No]

Net Total Debt to Tangible Net Worth Ratio

Indebtedness

Description	Amount

[itemize]

Aggregate Indebtedness	U.S.$	(B)

Non-Recourse Indebtedness	U.S.$	(C)

Total Debt	U.S.$	(D = B - C)

Cash Held by Non-Recourse Indebtedness Companies	U.S.$	(E)

Net Total Debt	U.S.$	(F = D – E)

Tangible Net Worth	U.S.$	(G)

Net Total Debt to Tangible Net Worth	<*>:1

Minimum Requirement	0.75:1

(2)  Please indicate extent to which Minimum TNW reduced or increased by any Valuation Amount.

Leverage Ratio

Net Total Debt	U.S.$	(H)

Rolling EBITDA	U.S. $	(I)

Leverage Ratio (Actual)		(H:I)

Minimum Requirement 3:50:1

SCHEDULE C
FORM OF ASSIGNMENT

Dated                     , 20

Reference is made to the amended and restated credit agreement dated as of February 29, 2012 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”), between Yamana Gold Inc. as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”).  Terms defined in the Credit Agreement are used herein as therein defined.

(the “Assignor”) and                                    (the “Assignee”) agree as follows:

(a)                                  The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a             % interest in and to all of the Assignor’s rights and obligations under the Credit Agreement to the extent they relate to the Credit Facility as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents).

(b)                                 (1)The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Credit Facility is U.S.$                       (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is U.S.$                       (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Obligors or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the

Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(c)                                  The effective date of this Assignment (the “Effective Date”) shall be the later of                        and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 15.5(c) of the Credit Agreement.

(d)                                 The Assignee hereby agrees to the specific Individual Commitment of U.S.$                       with respect to the Credit Facility and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e)                                  As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Assignment Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Title:

[ASSIGNEE]

By:
Title:

Address

Attention:
Telefax:

Acknowledged and agreed to as of this                    day of                           , 20          .

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:
Name:
Title:

Acknowledged and agreed to as of this         day of                      , 20   .

THE BANK OF NOVA SCOTIA, as Overdraft Lender

By:
Name:
Title:

SCHEDULE D
FORM OF DRAWDOWN NOTICE

TO:                                                                          The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services

3rd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Att: Senior Manager

Facsimile: (416) 866-5991

With a copy to Corporate Banking - Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Att: Managing Director

Facsimile: (416) 866-3329

RE:                         Amended and Restated Credit Agreement made as of February 29, 2012 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Availment Option:

Amount:

If LIBOR Loan, Interest Period:

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to                                and this shall be your good and sufficient authority for so doing.]

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the              day of                               , 20      .

YAMANA GOLD INC.

By:
Name:
Title:

SCHEDULE E
FORM OF ROLLOVER NOTICE

TO:                                                                          The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services

3rd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Att: Senior Manager

Facsimile: (416) 866-5991

With a copy to Corporate Banking - Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Att: Managing Director

Facsimile: (416) 866-3329

RE:                         Amended and Restated Credit Agreement made as of February 29, 2012 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

LIBOR Loans

Type of Maturing LIBOR Loan
Maturity Date of Maturing LIBOR Loan
Principal Amount of Maturing LIBOR Loan
Portion Thereof to be Replaced
Interest Period of New LIBOR Loan	months

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the                    day of                                 , 20        .

YAMANA GOLD INC.

By:
Name:
Title:

SCHEDULE F
FORM OF CONVERSION NOTICE

TO:                                                                          The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services

3rd Floor, 720 King Street

Toronto, Ontario M5V 2T3

Att: Senior Manager

Facsimile: (416) 866-5991

With a copy to Corporate Banking - Loan Syndications

40 King Street West, 62nd Floor

Toronto, Ontario M5W 2X6

Att: Managing Director

Facsimile: (416) 866-3329

RE:                                                                            Amended and Restated Credit Agreement made as of February 29, 2012 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on [date of conversion] as follows:

[Choose as appropriate]

Converting From	Converting Into

LIBOR Loans
Type of New LIBOR Loan
Principal Amount of New LIBOR Loan
Interest months Period of New LIBOR Loan

LIBOR Loans Type of Maturing LIBOR Loan Maturity Date of Maturing LIBOR Loan Principal Amount of Maturing LIBOR Loan Portion Thereof to be converted

Base Rate Canada Loans	Base Rate Canada Loan
Principal Amount U.S.$ of Base Rate Canada Loan to be converted	Principal U.S.$ Amount of New Base Rate Canada Loan
Portion Thereof U.S.$ to be converted

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the                  day of                           , 20        .

YAMANA GOLD INC.

By:
Name:
Title:

SCHEDULE G
CORPORATE CHART

[Detailed company structure REDACTED]

SCHEDULE H
APPLICABLE RATES

Level	Leverage Ratio	LIBOR Loan interest rate margin	Base Rate Loan interest rate margin	Standby Fee rate
I	> 2.50	2.750% per annum	1.750% per annum	0.6188% per annum
II	> 2.0:1 to < 2.5:1	2.250% per annum	1.250% per annum	0.5063% per annum
III	> 1.5:1 to < 2.0:1	2.000% per annum	1.000% per annum	0.4500% per annum
IV	> 1.0:1 to < 1.5:1	1.750% per annum	0.750% per annum	0.3938% per annum
V	< 1.0:1	1.500% per annum	0.500% per annum	0.3375% per annum

SCHEDULE I
FORM OF ACCORDION AGREEMENT

Reference is made to the amended and restated credit agreement dated as of February 29, 2012 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the “Credit Agreement”) between Yamana Gold Inc., as Borrower, the Lenders named therein, The Bank of Nova Scotia, as Administrative Agent.  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section 2.5(c) of the Credit Agreement, the Borrower wishes to designate the Accordion Lender defined below as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Lenders, the Administrative Agent and <*> (the “Accordion Lender”), hereby agree as follows:

2.                                       The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement but subject always to Section 2.5(e) of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below.  Accordingly all references in any Credit Documents to (a) any “Lender” shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

3.                                       The Individual Commitment with respect to of the Accordion Lender shall be US$<*> and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

4.                                       The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

5.                                       The Accordion Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Finance Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Finance Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Finance Document.

6.                                       This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.  Transmission of an executed signature page of this Accordion Agreement by facsimile transmission or by e-mail in pdf format shall be as effective as delivery of a manually executed counterpart hereof.

7.                                       This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the                            day of                                                       ,             .

YAMANA GOLD INC.	<*>
as Accordion Lender

By:	By:

Title:	Title:

THE BANK OF NOVA SCOTIA
as Administrative Agent

By:

Title: